===============================================================================



                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.



                                AMENDMENT NO. 2

                                       TO
                                   FORM 10SB


                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
       UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934



                            WHITEHALL LIMITED, INC.
                            -----------------------
                 (Name of Small Business Issuer in its charter)


            Florida                                             84-1092599
            -------                                             ----------
(State or other jurisdiction of                              (I.R.S. Employer
 incorporation or organization)                             Identification No.)


 290 Cocoanut Avenue, Sarasota, Florida                            34236
 --------------------------------------                            -----
(Address of principal executive offices)                        (Zip Code)


Issuer's Telephone Number (941) 954-1181
                         ---------------


Securities to be registered pursuant to Section 12(b) of the Act:


         Title of each class          Name of each exchange on which registered

               None


Securities to be registered pursuant to Section 12(g) of the Act:

                          Common Stock, $.10 par value
                          ----------------------------
                                (Title of Class)


===============================================================================

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS.

Background


         WHITEHALL LIMITED, INC. (the "Registrant") is a corporation which has been domesticated and presently exists under Florida law effective June 24, 1999. Prior to the business combination described herein, the Registrant had been an inactively traded public company and conducted no significant operations since the completion of its public offering in 1988. Until the combination between the Registrant and Whitehall Homes II, Inc., as subsequently described herein, which occurred in June 1999, the Registrant was a "blank check company" as that term is utilized under the Securities Act of 1933, as amended (the "Act") and the Securities Exchange Act of 1934 (the "'34 Act"). In such status, the Company explored the commencement of several lines of business activity or business combinations, but none were consummated. In summary, an inactive public company is a corporate entity, the equity securities of which are publicly held but which conducts no business activity and has minimal, if any, assets. Prior to June 24, 1999, the Registrant was known as Cambridge Universal Corporation. The Registrant was initially formed under Colorado corporate law in 1988 and in such year conducted a public offering of its investment units, each unit being comprised of one share of the Registrant's Common Stock and Class A and Class B Common Stock Purchase Warrants, which Warrants have either been exercised or have expired. The definitive prospectus containing the offer of such units bore an effective date of December 8, 1988 and thereafter the Registrant filed the periodic and annual reports with the United States Securities and Exchange Commission (the "Commission") under the Securities Exchange Act of 1934, as amended. For a period of time, the Registrant did not file such periodic and annual reports. Such reports have been brought to a current status and the Registrant believes that it is current with respect to such reports as of the time of the filing of this Registration Statement.

         At a time contemporaneous to the domestication of the Registrant under Florida law, the Registrant exchanged 4,608,268 shares of its Common Stock for all of the outstanding common stock of Whitehall Homes II, Inc. ("Whitehall"). Such 4,608,268 shares of common stock were issued to Mr. and Mrs. Ronald Mustari. At the time of such exchange, Mr. and Mrs. Mustari constituted the sole members of the Board of Directors of Whitehall and were its executive officers.

         As a result of such exchange and as more fully described subsequently herein, the Registrant is continuing the business activities conducted by Whitehall which now is a wholly-owned corporate subsidiary of the Registrant. The business of the Registrant and of Whitehall relates to the development of residential subdivisions and the construction of residential dwelling units and the marketing thereof in the geographic area of the West Coast of Florida. As a result of the consummation of the exchange transaction and the conduct by the Registrant of the business of Whitehall, the Registrant believes that it is no longer a "blank check" company.

Control Persons of the Registrant


         Pursuant to an agreement styled "Agreement Providing for Purchase of Capital Stock" (the "Agreement") dated as of February 18, 1999, a Florida corporation known as Andrews & Associates, Inc. ("Andrews") acquired the right to acquire record ownership of 763,333 shares of the Common Stock of the Registrant then known as Cambridge Universal Corporation and as adjusted for the subsequent reverse stock split (the "Shares"). Andrews engages in consulting activities relating to residential real estate development and the outstanding voting equity securities of Andrews are equally owned by Patrick J. Andrews, Gregory M. Andrews and Jerome S. Andrews, Jr. who are brothers. The President and Chief Executive Officer of Andrews is J. S. Andrews who does not own of record or beneficially any outstanding equity voting securities of the Registrant. J. S. Andrews is the father of Patrick J., Gregory M. and Jerome S. Andrews, Jr. During the period May 21 through June 24, 1999, Gregory M. Andrews served as a director of the Registrant.

         The Shares of the Registrant were acquired by Andrews and its affiliates (Patrick J., Gregory M. and Jerome S. Andrews Jr.) from the Registrant while it still was in the status of a blank check company. Accordingly, in accordance with the position of the staff of the Commission, as set forth in a "no action" letter, Ken Worm (January 21, 2000), Andrews and such affiliates occupy the status of statutory underwriters and the Shares of the Registrant acquired by Andrews and its affiliates may only be resold pursuant to a Registration Statement which is effective under the Act.

         As a result of the exchange transaction described above, as well as other circumstances, the following persons may be considered as "control persons" of the Registration as of March 31, 2000 (the phrase "control persons" meaning persons or entities exercising control over an issuer of securities as a result of the beneficial ownership of the issuer's outstanding voting securities, by virtue of serving as a director or officer of such issuer, as a result of contractual relationships or other circumstances):


Identity of Control Person          Nature of Control Relationship
--------------------------          ------------------------------

Ronald Mustari                      Record and beneficial ownership (with
                                    Joanne Mustari) of 51.51% of Registrant's outstanding voting Common Stock; member of the Board of Directors, President and Chief
                                    Executive Officer

Joanne Mustari                      Record and beneficial ownership (with
                                    Ronald Mustari) of 51.51% of Registrant's outstanding voting Common Stock

Identity of Control Person          Nature of Control Relationship
--------------------------          ------------------------------

Harry Van Der Noord(1)              Director, Chairman of the Board of
                                    Directors of the Registrant

J. Robert Ground(2)                 Director

Gerald Howard Gould(1)              Director

Robert E. Messick(1)                Director

----------

(1) Such directors do not own of record or beneficially shares of the voting Common Stock of the Registrant.

(2) Mr. Ground owns of record and beneficially 216,334 shares of the Registrant's outstanding voting Common Stock constituting 2.42% of shares outstanding.

See Part I, Item 4, Security Ownership of Certain Beneficial Owners and Management and Part I, Item 5, Directors and Executive Officers, Promoters and Control Persons




Development of Whitehall Business

         The business activities of the Registrant and Whitehall commenced in 1985 as a result of the efforts of Ronald Mustari, who is a member of the Board of Directors and President and Chief Executive Officer of the Registrant. The first corporate entity utilized by Mr. Mustari in such activities was Whitehall Development Corporation. The Registrant estimates that the Whitehall Entities have constructed approximately 1,400 residential dwelling units (principally single family homes) in the Florida counties of Sarasota, Manatee, Charlotte and Hillsborough, since 1985 through December 31, 1999. As used herein, the term "Whitehall Entities" means Whitehall and other affiliated entities which have been consolidated with Whitehall as explained in the immediately following paragraph.


         During the time of such construction and marketing activity, Mr. Mustari conducted the business of the Whitehall entities with another principal, Donald Lichter of Sarasota, Florida. During the early part of 1999, Mr. Mustari negotiated a purchase of such other principal's entire 35% ownership interest in the various Whitehall Entities and such transaction was consummated effective April 29, 1999 and involved a consideration of $319,000 (consisting of cash and promissory notes). Mr. Lichter is no longer active in the business of the Registrant and Whitehall and there are no present business relationships between Mr. Lichter and Mr. and Mrs. Mustari. As a result of the consummation of such transaction, Mr. Mustari, with his wife Joanne Mustari, acquired all of Mr. Lichter's interest in the Whitehall Entities identified in
Note 1 to the historical financial statements of Whitehall referenced in this paragraph. With the exception of one entity, the acquisition transaction between Mr. and Mrs. Mustari and Mr. Lichter resulted in 100% of the ownership of such corporations being vested in Mr. and Mrs. Mustari. With respect to such one entity (Whitehall Group, Inc.), 70% of such ownership interest was vested in Mr. and Mrs. Mustari with the balance of 30% being owned by three other persons who are not active in the business of Whitehall. Such persons are Neil
M. Malamud, Heidi A. Pepper and Lisa B. Cicero. Whitehall Group, Inc. was an entity formed to partially facilitate the capital requirements of the Registrant's project known as Avalon at the Villages of Palm Aire. Whitehall Group, Inc. has no significance to the Registrant's past, present and future results of operations or financial condition. Subsequent to the acquisition transaction between Mr. and Mrs. Mustari and Mr. Lichter, all of such entities described in this paragraph were consolidated with and into Whitehall. For additional information, see the historical financial statements of Whitehall included as Part F/S of this Registration Statement.


         Subsequent to the purchase transaction between Mr. Lichter and Mr. and Mrs. Mustari, the Registrant concluded the exchange transaction with Mr. and Mrs. Mustari whereby Whitehall (which included the Whitehall Entities consolidated with and into Whitehall) became the wholly-owned subsidiary of the Registrant. In such transaction, Mr. and Mrs. Mustari were issued 4,608,268 shares of the Registrant's Common Stock, which Common Stock is restricted and not free trading.

Development of the Registrant's Business and Present Activities

         The Registrant maintains its corporate and administrative offices in a facility owned by the Registrant which is located at 290 Cocoanut Avenue, Sarasota, Florida 34236. The Registrant's telephone at such address is 941/954-1181 and the Registrant's FAX number is 941/954-3676. The Registrant's web site is www.whitehallhomes.com.

         Contemporaneous to the exchange transaction between the Registrant and Mr. and Mrs. Mustari, the Registrant was domesticated under the Florida Business Corporation Act



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



and adopted its present corporate name, Whitehall Limited, Inc. Also, at such time the Registrant effected the reverse split of its outstanding Common Stock, whereby each three shares of the Registrant's Common Stock became one share. All Common Stock share amounts set forth in this Registration Statement, including the financial statements included herewith, reflect such reverse stock split.

         The Registrant, directly and through Whitehall, provides quality homes with custom features at moderate prices and designed principally for the entry level or "moving up" home buyers' market, as well as the retirement segment of such market. Dwelling residences constructed and marketed by the Registrant usually range in size from 1,200 to 3,500 square feet and have purchase prices ranging from $120,000 to $400,000. The Registrant and Whitehall market the residential dwelling unit inventories through commissioned employees and independent real estate brokers in the Registrant's and Whitehall's market area, which consists of the west coast of the State of Florida, primarily, Sarasota, Manatee, Charlotte, Pasco and Hillsborough Counties. Residential dwelling unit sales are usually conducted from sales offices located in furnished models located in each subdivision where the Registrant and Whitehall are active. The Registrant and Whitehall also typically will construct a limited number of speculative homes in each residential subdivision in which they are active in order to enhance marketing and sales activities.

         At September 30, 1999, the Registrant and Whitehall had approximately $1.57 million invested in land and development costs and approximately $1.4 million invested in homes under construction and furnished models.

         Existing Projects. The Registrant, through Whitehall, is presently engaged in residential real estate project development and the construction of single family dwellings in four developments. These developments are the Village at Beekman Place, Sarasota, Florida; the Estates at Beekman Place, Sarasota, Florida; Governor's Green and Bermuda Club at Plantation Golf and Country Club, Venice, Florida; Avalon at the Villages of Palm Aire, Sarasota, Florida; Ibis/Heron Green Country Club and Pine Meadows/Heron Green Country Club, North Port, Florida; Stillwater, Englewood, Florida; and Lake Jovita, Tampa, Florida. All of the subdivisions where such development and construction activity is being conducted contain appropriately zoned residential dwelling unit building lots and construction permits are obtained prior to the construction of a unit. The table set forth below presents summaries of statistical data with respect to the identified real estate projects:



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

                                                                                                    Number of
                                                    Number       Estimated         Number of       Contractors
                                                   of Build-      Average          Dwelling        in Devel-         Estimated
                                                   ing Lots       Selling         Units Sold/      opment in          Time of
                                Status of           Avail-       Price Per         Number of        Addition          Develop-
                              Infrastructure       able to       Dwelling         Units under        to the             ment
Identity of Development         Development       Registrant       Unit           Construction     Registrant        Build-Out
----------------------        --------------      ----------     ---------        ------------     -----------       ---------

Avalon at the Villages           Complete             114        $175,000             47/67             4            36 months
 of Palm Aire

Beekman Place & Village          Complete             148         165,000            146/2              2            Fall, 1999

Bermuda Club                     Complete              30         200,000             20/4              0            Fall, 2000

Governor's Green                 Complete              16         250,000             14/2              1            Spring, 2000

Ibis/Heron Creek                 Complete             112         152,000              4/16             0            39 months
 Country Club

Pine Meadows/Heron               Complete              60         250,000              2/8              3            30 months
 Green Country Club

Lake Jovita                      Complete              58         185,000              2/10             0            30 months

Stillwater                       Complete             197         235,000              2/6              2            48 months


Substantially all of the residential dwelling unit construction activities of the Registrant and Whitehall are and will be conducted through utilization of the services of experienced and reliable subcontractors who provide for electrical, sewer, concrete slab, framing, roofing and similar matters. The Registrant believes that there is an adequate supply of reliable and experienced subcontractors available to the Registrant in the areas of its construction activities and the Registrant believes that its relationships with such subcontractors is good.

         In its development and construction activities, the Registrant, through Whitehall, endeavors to offer high quality homes with custom features not usually found in dwelling units priced at the prices established by the Registrant. Such units are designed principally for the entry level homeowner, that market commonly referred to as the "move up" market and the retirement segments of the community. Average dwelling unit sizes range from 1,200 to 3,500 square feet and range in price from $120,000 to $400,000. The plans for the residential dwelling units constructed by the Registrant and Whitehall are prepared by architects in order to maximize the aesthetic appeal of the units to the buying public. In the construction process, while as indicated the Registrant and Whitehall utilize the services of material and service subcontractors, supervision is exercised by construction supervisors employed directly by the Registrant.

         The present development activity of the Registrant and Whitehall is not being conducted pursuant to joint ventures or similar arrangements, although such have been utilized in past activities of Whitehall. See Part I, Item 2, Management's Discussion and Analysis of Plan of Operation.

         Marketing. In such construction and residential dwelling unit marketing activities, the Registrant and Whitehall continually monitor the sales and margins achieved with respect to residential dwelling unit construction costs, other related costs and the market price realized in the sale of the unit to the purchaser. The Registrant generally offers five to ten home designs in each of the developments in which it is active but is prepared to provide to the interested home buyer additional building plans and further options and variances from the standard plan. Additional customization of a residential dwelling unit may also be provided by the Registrant and Whitehall to the customer.

         In its marketing activities, Whitehall attempts to maximize the affect of its advertising expenditures by participating in promotional activities, publications and newsletters sponsored by local real estate brokers, mortgage companies, utility companies and trade associations and, in certain instances where possible, by positioning its developments in locations that maximize the exposure of the development to local traffic patterns. The Registrant and Whitehall market the residential dwelling units through commissioned employees and independent real estate brokers. Dwelling unit sales are typically conducted from sales offices located in furnished model homes located within each development. Registrant sales representatives and consultants assist prospective home buyers by providing them with floor plans, price information, tours of model homes and the selection of options and other custom features. The management of the Registrant and Whitehall believe that their commissioned employees are adequately trained in terms of their sales capability and it is the policy of the Registrant and Whitehall to keep such persons informed as to the availability of financing, construction schedules and future marketing and advertising plans.

         In addition to using model homes, Whitehall typically builds a limited number of speculative homes in each development in order to enhance its marketing and sales activities. Construction of these speculative homes is also considered necessary to satisfy the requirement of relocated personnel and independent brokers who often represent home buyers requiring a completed residential dwelling unit within 60 days or less. A majority of such speculative homes are, in fact, sold before construction is completed or are sold immediately following completion. The Registrant and Whitehall attempt to limit the number of speculative homes contained in each of their developments.

         In its marketing activities, the Registrant and Whitehall recognize the importance of the availability of residential dwelling unit financing and accordingly work with a variety of mortgage lenders and mortgage brokers who, on a regular basis, make available to home buyers a range of conventional mortgage financing, as well as FHA and VA mortgage programs. By assisting in the financing of their residential dwelling units, the Registrant and Whitehall believe that they are better able to coordinate and expedite the consummation of the sales transaction.



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



         Regulatory Factors. The development of residential real estate projects and the construction of single family dwellings constitutes activity which is subject to extensive regulation primarily by local governmental authorities and agencies thereof, although Florida, on a statewide basis, exercises significant regulation in terms of environmental concerns and other matters. As a result of this extensive regulation, the Registrant and Whitehall, as well as the subcontractors serving the Registrant and Whitehall, are required to comply with various state and local laws and regulations, including those relating to zoning, density requirements, the necessity of obtaining building permits, matters relating to environmental considerations, advertising, rules relating to the extension of credit and other subjects. Regulatory factors also affect the specifications and quality of materials that must be utilized on a minimum basis with respect to any constructed residential dwelling unit, as well as the completion of the infrastructure required in any development.

         In the opinion of the management of the Registrant and Whitehall, the business of the Registrant and Whitehall are currently being conducted in a manner which is in compliance with all applicable Federal, state and local regulations.

         Property Acquisitions. The Registrant and Whitehall continually inspect and determine the relative feasibility of real estate parcels for future residential development projects and, accordingly, constantly inspect available parcels of real estate in their operating area which is Sarasota, Manatee, Charlotte and Hillsborough Counties, Florida. Real estate properties possibly suitable for development will also be investigated which are not located in such four county area. The Registrant and Whitehall have contracted for the purchase of property in Collier County, Florida (Naples) and have entered into a contract for the acquisition of development real estate in the Mount Dora, Florida area. Mount Dora is near Orlando, Florida (Orange County, Florida). The Registrant and Whitehall also have under contract for acquisition a development tract of real estate located in Pine Island, Florida, which is in Lee County. The Registrant and Whitehall are also presently inspecting a property located in Lake County, Florida. Generally the Registrant and Whitehall endeavor to acquire developed building lots after all zoning and other governmental entitlements and approvals have been obtained. In effecting purchases in this manner, the Registrant and Whitehall believe that they may move into the particular market in a more rapid fashion from the time of land acquisition, construction of the residential dwelling unit and the ultimate sale thereof, thereby reducing the customary cycle experienced by most home builders. The disadvantages perceived by management in acquiring property in such fashion are the possible depressing effect on the profit margins of the Registrant and Whitehall which may occur due to the increased acquisition price which has as an element thereof the costs incurred and expended in obtaining zoning and necessary permits. Profits margins may be favorably influenced by such process, however, by permitting more certain building and construction schedules with respect to residential units. In such acquisition activities, the Registrant and Whitehall have and will continue to utilize lot options and similar contracts to secure developed lots or to assure, upon option exercise, an adequate inventory of such developed lots. Substantially all real estate purchased by the Registrant and Whitehall will involve those properties which have obtained all necessary permits and



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

entitlements and complied with all regulatory factors, thereby permitting the Registrant and Whitehall to immediately begin residential dwelling construction activities.

         Competition. The residential dwelling development and construction industry is highly competitive throughout the United States and particularly in the Registrant's geographic market area which is constituted by Southwest Florida. In times of strong demand for residential building lots, entities such as the Registrant are inclined to initiate a number of developments and the construction of residential dwelling units at substantially the same time, thereby potentially creating an oversupply of available residential dwelling units. When demand for such residential dwelling units slackens, downward pressure with respect to the pricing of inventory units usually occurs or the acquisition on a pre-construction basis of residential dwelling units by home buyers decreases significantly. Factors which will affect the relative competitive position of the Registrant including, without limitation, its project development activities, residential dwelling unit construction and the marketing thereof, including the location of the Registrant's available residential dwelling units and the project in which they are located, the presence of competing entities in the Registrant's areas of operations and the relative level of consumer acceptance of the Registrant's residential dwelling units from an aesthetic, pricing and availability standpoint. The ultimate pricing of the residential dwelling unit and the related lot will also be a competitive factor. The Registrant believes that it is in competition with development and construction entities which are vested with substantially greater financial, managerial and other resources than those presently available to the Registrant and Whitehall. The Registrant estimates that there are approximately 12 major residential dwelling unit home contractors operating in the area of Florida in which the Registrant and Whitehall operate. No assurance can be given that the Registrant will effectively meet competition on a continuing basis.

The Residential Home Building Industry

         The residential home building industry which includes the development of residential real estate projects has three primary components. These components are land acquisition, land development and home construction and sales. The Registrant and Whitehall believe that there is considerable overlap among those who participate in one or more of the components of the industry. Investors purchase undeveloped or under utilized real estate with a view to realizing appreciation in value as a result of urban or suburban growth but such investors usually do not engage in development activities. Developers and residential dwelling contractors such as the Registrant and Whitehall typically purchase real property which is usually unimproved and unplatted but is appropriately zoned for development and such entities develop such property into subdivisions containing platted, semi-finished or finished lots for sale to home builders. In some instances, developers like the Registrant and Whitehall also engage in residential home construction. The Registrant and Whitehall both acquire properly zoned real estate for further development and constructs residential dwellings thereon as well as engaging in the activity of residential dwelling construction in



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

residential real estate subdivisions containing lots which are fully developed and ready for construction activity.

         In the home construction and sales component of the industry, there are four major activities which are the construction of custom homes, building production homes, building townhomes, condominiums and apartments and remodeling. The Registrant concentrates on its residential dwelling activities in the construction of single family custom homes which are in the medium price range. The Registrant's geographic area of operation is estimated to contain approximately 12 major developers and residential dwelling unit contractors, some of whom conduct nationwide operations and engage in the building of production homes. The management of the Registrant believes that within the Registrant's area of operations, the Registrant ranks among the top ten of such developers. Management's estimate is based upon a publication known as The Construction Guide which publishes on a monthly basis statistical data relating to the number of residential unit "construction starts" occurring in any particular month and which is cumulated on a year-to-date basis. It should be noted, however, that the range of construction starts varies widely and a number of home builders have monthly construction starts significantly in excess of those attributable to the Registrant and Whitehall. For example, 47 construction starts were attributed to Whitehall for the year ended December 31, 1999. Seven residential dwelling unit contractors, however, reported construction starts in excess of those attributable to Whitehall and such ranged from a low of 51 construction starts to a high of 243 construction starts.


ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF PLAN OF OPERATION

Overview and Background

         As indicated in Item 1 of this Registration Statement, the Registrant was formerly known as Cambridge Universal Corporation, which, during the time that it utilized such corporate name, was an inactively traded public company existing under Colorado law. Until the business combination described in Item 1 hereof, the Registrant conducted no business activity but engaged in activity intended to identify a business activity and/or opportunity. As a result of the business combination whereby the Registrant acquired all of the outstanding common stock of Whitehall Homes II, Inc. ("Whitehall") which is now a wholly-owned corporate subsidiary of the Registrant, the Registrant is engaged in the business activity described in this Registration Statement. In connection with such business combination, the Registrant changed its corporate name to its present name, Whitehall Limited, Inc., and also became a corporation domesticated under Florida law.

         The business activities of Whitehall and the other entities identified in this Registration Statement have been and are engaged in the residential and dwelling construction business and related development activities. This activity has been conducted since 1985. These activities have constituted the sole activities of Whitehall, its affiliated predecessor entities and the Registrant. See the historical financial statements of the Registrant and Whitehall contained in Part F/S.

         The Registrant and Whitehall derive their revenues principally from the following activities:

         1.       Homes and lot sales;

         2.       Management fees;

         3.       Real estate commissions; and

         4. Income categorized as Other Income which has been principally derived from management fees, rentals, sales of furniture contained in models and deposit forfeitures.

         The Registrant and Whitehall's operating expenses are principally comprised of the following categories:

         1.       Costs of homes and lot sales;

         2.       Selling and general administrative expenses;

         3.       Office costs consisting of salaries and general expenses;

         4.       Real estate commissions paid; and

         5.       Interest.


         The table presented below reflects the number of residential dwelling units with residential lots sold by the Registrant for each of the preceding fiscal years:

                                                    Fiscal Year Ended March 31,
                                                    1999        1998       1997
                                                    ----        ----       ----


Number of Residential Dwelling Units and              52         47         78
Lots Sold



         Included in Part F/S of this Registration Statement are the historical financial statements of the Registrant at and for the years ended March 31, 1999 and 1998 and the historical financial statements of Whitehall at and for the years ended December 31, 1998 and 1997, at and for the nine month period ended December 31, 1999 (unaudited) and the



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

three month periods ended March 31, 1999 and 1998 which have been examined by the independent certified public accountants of the Registrant and Whitehall as indicated in their report thereon.

         The fiscal year of the Registrant is and has been March 31. The fiscal year of Whitehall and the affiliated entities of Whitehall now combined with Whitehall was December 31. Whitehall has now adopted March 31 as its fiscal year in order that the Registrant may report its financial condition, results of operations and other matters on a consolidated basis with Whitehall in future financial statements.

The Registrant

         At and for the fiscal years ended March 31, 1999 and 1998, the Registrant reflected no assets, income or cash flows. At March 31, 1999 and 1998, the Registrant reflected a total accumulated deficit of $(190,448).

Whitehall


         Included in Part F/S of this Registration Statement are the unaudited financial statements of Whitehall reflecting its financial condition and results of operations at and for the nine month period ended December 31, 1999 and 1998. Such unaudited financial statements are those contained in the Form 10-QSB Report as filed with the Commission by the Registrant for such nine month period. As indicated, the business combination between the Registrant and Whitehall was consummated in June 1999.

Nine Months Ended December 31, 1999 and 1998


         For the nine month period ended December 31, 1999, Whitehall (as then consolidated with the Registrant) reported aggregate total income of $6,438,243 which was comprised of sales of homes and lots ($5,886,908), management fees ($255,106), real estate commissions ($99,133), interest income (6,989), joint venture income ($1,750) and other income ($188,357). Costs of homes and lots sold was reported at $5,405,966, resulting in a net income before operating expenses of $1,032,277.

         The Registrant and Whitehall reported total operating expenses for the nine month period ended December 31, 1999 of $1,454,249, which operating expenses are comprised of selling and general expenses ($551,168), personnel expenses ($405,734), office expenses ($283,752), real estate commissions ($103,417) and interest expenses ($110,178). Taking such operating expenses into account, the Registrant and Whitehall, on a consolidated basis, reported a net loss for the period of ($421,972) or ($0.0472) per share on the basis of 8,946,843 common shares being outstanding.


         For the comparative nine month period ended December 31, 1998, Whitehall (as then consolidated with the Registrant) reported aggregate total income of $2,664,433 which was comprised of home and lot sales ($2,248,922), management fees ($177,253), real estate commissions ($60,423), interest income ($7,633) and other income ($170,952). The Registrant experienced a negative income charge with respect to joint venture activity of ($750). Cost of homes and lots sold was reported at $1,535,277, resulting in a net income before operating expenses of $1,129,156.

         For such nine month period ended December 31, 1998, the Registrant and Whitehall reported total operating expenses of $1,205,253, which operating expenses were comprised of selling and general expenses ($395,699), salaries ($438,634), general expenses ($145,674), real estate commissions ($112,825), and interest expense ($112,321). Taking such operating expenses into account, the Registrant and Whitehall, on a consolidated basis, reported a net loss for the nine month period ended December 31, 1998 of ($75,997).


Results of Operations Comparing the Three Months Ended March 31, 1999 and March 31, 1998

         For the three month period ended March 31, 1999, total income realized by Whitehall was $1,709,038 compared to $1,167,240 for the three month period ended March 31, 1998, an increase of $541,798. Such increase is primarily attributable to homes and lot sales which for the three month period ended March 31, 1999 were $1,599,051 compared to $1,041,564 for the three month period ended March 31, 1998, an increase of $557,487 or 54% over the three month period ended March 31, 1998. The management of the Registrant and Whitehall attribute such increase to the stronger demand for residential dwelling units which has existed in the operating area of the Registrant and Whitehall during substantially all of calendar 1999 and the existence of adequate residential unit inventories held by Whitehall.

         Total operating expenses were $484,258 for the three month period ended March 31, 1999 compared to total operating expenses of $449,175 for the three month period ended March 31, 1998, an increase of only $35,078. Expense categories showing increases were selling and general expenses which were reflected at $226,839 for the three months ended March 31, 1999 compared to $180,890 for the three month period ended March 31, 1998, an increase of $45,949. Personnel, office and interest expense also increased during the three month period ended March 31, 1999 over those expense categories as reported for the three month period ended March 31, 1998 as reflected below:

                                Three Month        Three Month
                                Period Ended       Period Ended      Increase/
                               March 31, 1999     March 31, 1998     (Decrease)
                               --------------     --------------     ----------

Selling & general expense         $226,839          $188,090         $ 45,949
Personnel                          102,107           144,813          (42,706)
Office                              73,773            55,411           18,362
Interest expense                    59,881            32,897           26,984

The only operating expense category which reflected a decrease was real estate commissions which were reported at $21,653 for the three month period ended March 31, 1999 compared to $35,164 for the three month period ended March 31, 1998, a decrease of $13,511.

         Whitehall experienced a significant increase in the costs of homes and lots which was reported at $1,238,536 for the three month period ended March 31, 1999 compared to $711,921 for the three month period ended March 31, 1998, an increase of $526,615 (or 43%). Such increase resulted from the efforts of the Registrant and Whitehall to establish sufficient residential dwelling unit inventories and the creation of new developments. Such expenditures precede the ability of the Registrant and Whitehall to realize revenues from such created inventories.

         For the three month period ended March 31, 1999, the Registrant and Whitehall reported a net loss of ($13,751) or ($0.00153) per share compared to a nominal net income of $6,144 for the same period in 1998. The management of the Registrant and Whitehall attribute such loss to the increase in operating expenses experienced by the Registrant and Whitehall for the three month period ended March 31, 1999 $484,253 compared to $449,175 for the three month period ended March 31, 1998. Such expense increases are in the categories described above.

Results of Operations Comparing the Calendar Years Ended December 31, 1997 and 1998

         For the calendar year ended December 31, 1998, total income realized by Whitehall was $3,831,673 compared to $6,384,834 for the calendar year ended December 31, 1997, a decrease in the most current year of $2,553,161. Such decrease is largely accounted for by the decrease in homes and lot sales experienced during such calendar years, such revenues being $3,290,486 for the calendar year ended December 31, 1998 compared to $5,762,271 for the calendar year ended December 31, 1997, a decrease in 1998 from the prior year of $2,471,785. Such decrease in 1998 is attributed by the management of the Registrant and Whitehall to insufficient residential unit inventories. As indicated earlier in this Analysis, such demand conditions have significantly improved during calendar 1999 and strong demand for residential dwelling units and lots is also expected to continue through calendar 2000.

         During the calendar year ended December 31, 1998 other revenue categories were substantially consistent with the calendar year ended December 31, 1997 with the exception that Whitehall did not experience joint venture income during 1998 . Whitehall did not experience joint venture income during calendar 1999 and such is also the case with year 2000 through February 29, 2000. Other Income, however, during 1998 was reported at $208,638 compared to $161,910 for the calendar year ended December 31, 1997, an increase in the most current calendar year over the prior calendar year of $46,728.

         Total operating expenses during the most calendar year ended December 31, 1998 were reported at $3,901,526 compared to $6,377,411 for the calendar year ended December

31, 1997, a decrease in 1998 over the previous calendar year of $2,475,885. The principal reductions in net and total operating expenses for 1998 occurred in the expense categories of costs of homes and lot sales ($2,247,198 for the calendar year ended December 31, 1998 compared to $4,511,467 for the calendar year ended December 31, 1997, a decrease of $94,781) which decrease results and relates to the reduced home and lot sales for the calendar year ended December 31, 1998 which were reported at $3,290,486. For the calendar year ended December 31, 1998, other operating expense categories correspondingly decreased with the exception of Interest Expense which increased from $117,789 for the calendar year ended December 31, 1997 to $145,218 for the calendar year ended December 31, 1998, an increase of $27,429. Such increase in Interest Expense during the most current calendar year results from the increase in loans and notes payable which were reported at $2,326,936 at the conclusion of the calendar year ended December 31, 1997 and $2,621,134 at the conclusion of the most current fiscal year, an increase of $294,198. Such increase in indebtedness from the prior calendar year has been utilized by the Registrant and Whitehall to finance work in progress - homes and models which balance sheet item was reported at $980,359 for the calendar year ended December 31, 1997 and at $1,956,207 for the calendar year ended December 31, 1998, an increase of $975,848. Such increase in indebtedness was also utilized to finance the increase in the operating deficit experienced by Whitehall during the calendar year ended December 31, 1998 which was reported at ($69,853) compared to a net income of $7,423 for the calendar year ended December 31, 1997.

         Expenses categories also reflecting a decrease during the most current fiscal year over the previous fiscal year are reflected in the table below:

                                   Year Ended       Year Ended
                                    December         December
Expense Category                    31, 1997         31, 1998         Decrease
----------------                   ----------       ----------        --------

Selling and General Expenses       $671,370          $576,589         $ 94,781
Salaries                            692,615           583,447          100,168
General Expenses                    167,441           147,989           19,452


         For the two fiscal years ended December 31, 1997 and 1998, margins with respect to homes and lot sales and costs of homes and lot sales again remained fairly constant, being 78% for the calendar year ended December 31, 1997 and 68% for the most current calendar year.

Liquidity, Capital Resources and Cash Flow

         During the years covered by the financial statements included with this Registration Statement in Part F/S, the Registrant and Whitehall depended primarily on proceeds received from homes and lot sales and loans as their sources of liquidity, capital resources and cash flow. During the fiscal year ended December 31, 1997, the Registrant and

Whitehall also received significant cash flow as a result of participation in joint ventures in the amount of $159,358. Such joint ventures related to Beekman Village and the Preserves at Palm Aire. Both of these joint ventures have concluded. This compares with the negative effect of $406,592 on cash flow for the calendar year ended December 31, 1998. This reported deficit cash flow resulted primarily from residential unit inventories in the project known as Avalon at the Villages of Palm Aire.

         Sources of liquidity during the years and periods covered by the financial statements included herewith, as indicated, also included funds provided by land and development loans, construction loans, loans made by stockholders and miscellaneous notes payable which have been incurred. The table set forth below reflects the net increase (decrease) in cash which was available at the conclusion of each period indicated.


                               Nine
                              Months
                              Ended               Three Months        Twelve Month Periods
                             December            Ended March 31,        Ended December 31,
                             31, 1999          1998          1999       1998         1997
                             --------          ----          ----       ----         ----
                             (unaudited)        (unaudited)

Net Increase (decrease)      $269,016       ($127,412)    ($17,009)    $72,967    ($106,577)
 in cash


         The Registrant and Whitehall anticipate that additional capital resources and liquidity will be afforded by virtue of the successful conclusion of a private placement of the equity securities of the Registrant anticipated to occur during calendar 2000. No assurance can be given, however, that such will be the case. The Registrant anticipates that the private placement will involve its 8.75% Convertible Preferred Stock in anticipated proceeds amount of $10 million at a per share offering price of $5. No assurance can be given that the $10 million proceeds amount will be realized and the Registrant may receive more limited proceeds from the private placement of such Preferred Stock, if such is conducted. The net proceeds realized from such intended private placement will be utilized primarily for the further development of existing residential dwelling projects and construction of residential dwelling units and in the acquisition of new residential development projects (approximately $7 million) and to reduce indebtedness and as working capital. The Registrant has not determined when such private placement will be initiated, but anticipates that such will be initiated during the last six months of 2000.

         Additionally, the Registrant and Whitehall have substantially completed negotiations with certain lending banks located in Florida which are expected to result in financing arrangements whereby an estimated aggregate $8.7 million will be made available to the Registrant and Whitehall from approximately six lending entities for use in the present projects of the Registrant and Whitehall. Such financing arrangements will involve land loans and construction loans and will be of a short and interim term nature.

Year 2000 Matters

         The Registrant and Whitehall do not expect adverse consequences as a result of year 2000 concerns with respect to their own internal operations. Disruption in the conduct of the business of the Registrant and Whitehall may occur, however, as a result of system failure occurring in computer and technology systems of entities with which the Registrant and Whitehall do business, such as suppliers and other vendors. General year 2000 matters may also affect operations from the standpoint of telephone service communications, electrical power, exchange data services, accounting and other functions.


ITEM 3.  DESCRIPTION OF PROPERTY

         The principal properties of the Registrant, as consolidated with Whitehall, are constituted by cash, investments, capitalized construction costs including homes under construction and furnished models, property and equipment, and miscellaneous other assets. As reflected in the unaudited consolidated balance sheet of the Registrant at December 31, 1999, such principal property items are as follows:

                                                                 Present Value
                                                                 for Financial
                                                                  Reporting
            Category of Asset                                      Purposes
            -----------------                                    -------------

            Cash                                                 $   418,177
            Land and Development Costs                             2,377,905
            Homes Under Construction and Furnished
             Models                                                4,363,579
            Office Land and Administrative Building(1)               866,241
            Office Furniture and Fixtures(1)                          57,253
            Construction Equipment and Vehicles(1)                   164,898

----------

(1)  Before deduction of aggregate depreciation charges of $37,214.

With respect to such principal properties identified above, there exist at September 30, 1999 various financing arrangements, the liens with respect to which act as encumbrances to the asset categories reflected above. See the Notes to the Financial Statements included in Part F/S of this Registration Statement.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.


         As of March 31, 2000, there were outstanding 8,946,843 shares of the Registrant's Common Stock. The table presented below reflects the record and beneficial ownership of the directors and officers of the Registrant individually and as a group and any other person known by the Registrant to be the beneficial owner of more than 5% of the Registrant's outstanding Common Stock as of March 31, 2000:


                                                       Amount and
                                                       Nature of
                           Name and Address            Beneficial      Percent
Title of Class            of Beneficial Owner             Owner        of Class
--------------            -------------------          ----------      --------

Common Stock, $.10 par    Ronald and Joanne Mustari,   4,608,268        51.51%
  value                     Husband and Wife           Shares Owned
                          888 Blvd. of the Arts        of Record and
                          Sarasota, FL  34236          Beneficially

                          J. Robert Ground             216,334           2.42
                                                       Shares Owned
                                                       of Record and
                                                       Beneficially

                          Officers and Directors       4,824,602        53.93%
                          as a Group (two persons)     Shares Owned
                                                       of Record and
                                                       Beneficially


         Persons identified in the foregoing table do not have any right to acquire beneficial ownership of additional shares of the Registrant's Common Stock. As of the date of the preparation of this Registration Statement and to the knowledge of the Registrant, no person or group of persons is known to be vested with beneficial ownership of 5% or more of the Registrant's outstanding Common Stock as of March 31, 2000, with the exception of the group consisting of Andrews & Associates, Inc. ("Andrews") and the record and beneficial owners of all of the outstanding voting securities of Andrews, who are brothers. As of March 31, 2000, Andrews and such brothers own of record and beneficially the number of shares of Common Stock of the Registrant as reflected below:

                                         Number
                                        of Shares                 Percent
Record and Beneficial Holder              Held                    of Class
----------------------------            ---------                 --------


Andrews & Associates, Inc.                218,241*                  2.44%
Patrick J. Andrews                        333,490                   3.73
Gregory M. Andrews                        333,490                   3.73
Jerome S. Andrews                         333,490                   3.73
                                        ---------                  -----

Totals                                  1,218,711                  13.63%

* As adjusted for certain Shares privately sold or gifted.



         The Registrant and Whitehall utilize the services of Andrews which provides consulting and related services to entities engaged in residential real estate development. Andrews is a Florida corporation, the outstanding voting common stock of which is equally owned by Patrick J. Andrews, Gregory M. Andrews and Jerome S. Andrews. The President and Chief Executive Officer of Andrews is J. S. Andrews, who does not own of record or beneficially any of the outstanding voting securities of Andrews but who is the father of Patrick J., Gregory M. and Jerome S. Andrews. During the period May 21 - June 24, 1999, Gregory M. Andrews served as a director of the Registrant.

         The agreement pursuant to which such consulting services are rendered by Andrews to the Registrant and Whitehall is included with this Registration Statement as an Exhibit. See Part III hereof.


         As indicated in Item 1 hereof, pursuant to an agreement styled Agreement Providing for Purchase of Capital Stock (the "Agreement") dated as of February 18, 1999, Andrews acquired the right to acquire record ownership of 763,333 shares of the Common Stock of the Registrant as adjusted for subsequent reverse stock splits (the "Shares"). The persons or entities from whom such shares are being acquired, assuming Andrews fulfills its obligations under the Agreement, are Howard P. Carroll, First Development Investment Corporation, McFarland Consulting Services, Inc., Craig Graham and Allen Land and Cattle, Inc. (the "Holders"), which persons and entities are and were at the time of the transaction believed by Andrews to not be in a control relationship with the Registrant and that the shares of Common Stock of the Registrant subject to the Agreement were in the hands of such Holders non-restricted.


         Under the Agreement, Andrews was and is obligated to pay an aggregate consideration for such shares of $100,000, which consideration was paid in cash and promissory notes. As of the date of this Registration Statement, Andrews has remitted the amount of $43,750 with respect to the aggregate consideration due the Holders and there remains a promissory note obligation of $50,000. Such Shares received or entitled to be received are reflected in the record and beneficial ownership of shares of the Common Stock of the Registrant attributable to Andrews as reflected above. Shares which are subject to the Agreement but for which the consideration is yet to be remitted are held pursuant to the provisions of an escrow agreement administered by Holders' legal counsel. The voting power with respect to all of such Shares which are the subject of the Agreement, including the escrowed Shares, however, is vested in Andrews and Messrs. Patrick J., Gregory M. and Jerome S. Andrews, unless Andrews defaults under the Agreement and the related promissory notes, in which case Shares then held in escrow will revert to the Holders.

         If Andrews fully performs its obligations under the Agreement, Andrews and Messrs. Patrick J. Gregory M. and Jerome S. Andrews will then own of record and beneficially that number of shares of the Registrant's outstanding Common Stock as reflected below:

                                         Number
                                        of Shares                 Percent
Record and Beneficial Holder              Held                    of Class
----------------------------            ---------                 --------


Andrews & Associates, Inc.                341,486                   3.82%
Patrick J. Andrews                        456,736                   5.10
Gregory M. Andrews                        456,736                   5.10
Jerome S. Andrews                         456,736                   5.10
                                        ---------                  -----

Totals                                  1,711,694                  19.12%


         By virtue of the provisions of the Agreement, Andrews temporarily exercised voting control over the Registrant by virtue of the delivery by the Holders to Andrews at the time of the closing of the Agreement transactions proxies representing voting control of the Registrant. Any such voting control, however, was extinguished at the time of the consummation of the exchange transaction between the Registrant and Ronald and Joanne Mustari and voting control of the Registrant is vested in Mr. and Mrs. Mustari and such has been the case since June 24, 1999. Additionally, such proxies delivered upon Agreement consummation are believed to have expired pursuant to the provisions of Colorado law and Florida law.

         The Registrant has been advised that Andrews and such persons do not intend to vote in concert. Gregory M. Andrews served as a director of the Registrant during the period May 21 - June 24, 1999. See Part II, Item 4, Recent Sales of Unregistered Securities.


ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

         The business activities of the Registrant and Whitehall are governed and supervised by the Board of Directors of the Registrant which, in turn, also acts as the Board of

Directors of Whitehall. The day-to-day operations of the Registrant are carried out by the executive officers of the Registrant and other managerial personnel. As indicated earlier herein, Whitehall is engaged in the development of residential real estate projects and construction of residential dwelling units and the marketing thereof since approximately 1985 through subsidiary and affiliated entities.

         The directors and officers of the Registrant are as follows:

Name and Age of Director and/or Officer      Positions Held with the Registrant
---------------------------------------      ----------------------------------

Harry Van Der Noord, age 58                  Chairman of the Board of
                                             Directors, Director

Ronald Mustari, age 58                       Director, President and Chief
                                             Executive Officer

J. Robert Ground, age 66                     Director and Secretary

Joanne Mustari, age 53                       Treasurer and Chief Financial
                                             Officer

Gerald Howard Gould, age 75                  Director

Robert E. Messick, Esq., age 48              Director


Ronald and Joanne Mustari are husband and wife and should be considered as control persons. All director terms expire in June 2000.

Information Concerning Directors and Officers

         HARRY VAN DER NOORD resides in Bradenton, Florida and has engaged in various aspects of real estate development and investment since 1968. In such activities, Mr. Van Der Noord has constructed and operated approximately 350 rental units. Mr. Van Der Noord has also engaged in the development of mobile home communities and has owned or owns mobile home communities in Lansing, Peoria and Decatur, Illinois and in Hebron, Chesterton and Lafayette, Indiana, as well as Jacksonville, Cocoa Beach and Tallahassee, Florida. Subsequent to moving to Bradenton, Florida in 1985, Mr. Van Der Noord expanded his business activities to include marinas located at Palmetto, Florida and in the Charlotte Harbor, Florida area. Such marinas include Regatta Pointe and Stump Pass Marina. Since July 1997 Mr. Van Der Noord has served as Chairman of The America Companies which is a subsidiary of America Holdings Corporation. Such entities engage in the management of real estate sales and rentals, real estate development and construction management and manufactured goods design, engineering, manufacturing, sales and marketing.

         RONALD MUSTARI began his career in the construction industry in 1962 as a construction administrator for Liberty Builders, a large home remodeling contractor located in the Chicago, Illinois area. At the time of his departure from such company in 1968, Mr. Mustari held the position of General Manager of Liberty Builders. In 1968 Mr. Mustari formed his own company, Trend Homes, a home builder constructing medium priced residential dwelling units in Elmhurst, Villa Park and Lombard, Illinois. Mr. Mustari sold Trend Homes in 1972 and relocated to South Carolina where he formed Colonial Builders which engaged in the construction of new residential dwelling units suitable for low income families who receive financial aid in the purchase of residences from the United States government. Colonial Homes constructed over 1,000 residential dwelling units under these government programs. In 1976 Mr. Mustari returned to Chicago, Illinois where he formed Trend Properties, which specialized in the conversion of apartment buildings to condominium form, as well as the renovation of older residential properties. Since moving to Florida in 1985, Mr. Mustari has been active as the Chief Executive Officer or Managing Partner of the various Whitehall entities.

         J. ROBERT GROUND resides in Phoenix, Arizona. Mr. Ground is a founding partner of Dillin, Ground and Associates, an advertising and public relations firm which handled and handles a number of national accounts. Mr. Ground was associated with Dillin, Ground and Associates during the period 1958-1960. Dillin, Ground and Associates is located in Lake Wales, Florida. During the period 1960-1969, Mr. Ground served as Director of Advertising for Lehigh Acres Development Corporation, Lehigh, Florida. Mr. Ground is a founder of Consolidated Agri-chemicals, Inc. which became a significant producer of certain home and garden plant foods and hydroponic nutrients. Mr. Ground was associated with Consolidated Agri-chemicals, Inc. during the period 1970-1980. Mr. Ground was also a founder of National Battery Corporation, an automobile battery manufacturing company which developed and patented a system for inexpensively producing high quality lead acid batteries. Mr. Ground was associated with National Battery Corporation during the period 1980-1996. Since 1996, Mr. Ground has served as an Associate Editor for Cambridge Books, a publishing concern. Mr. Ground holds a Ph.D. in Literature awarded by Brantridge University, Sussex, England.

         JOANNE MUSTARI is the wife of Ronald Mustari and is active in the business of the Registrant and Whitehall. Prior to joining Whitehall, Mrs. Mustari was an internal auditor with IBM Corporation for 18 years.

         GERALD HOWARD GOULD resides in South Miami, Florida and has engaged in real estate development and related activities for approximately 40 years. Since 1977 to the present time, Mr. Gould has served as President of Gerald H. Gould and Associates, a real estate consulting firm and real estate broker. During the period 1971 to 1976, Mr. Gould served as President of W-G Development Corporation, a real estate development firm based in

Tampa, Florida. During the period 1954 to 1972, Mr. Gould was associated with Lehigh Development Corporation, a firm engaged in development activities on the West Coast of Florida (St. Petersburg and Sarasota, Florida). During the period 1954 to 1971, Mr. Gould served as President of Lehigh Development Corporation and during the period 1971 to 1972, as Chairman of the Board of Directors of such enterprise.

         ROBERT E. MESSICK, ESQ. is a practicing attorney in Sarasota, Florida and is presently a senior partner and shareholder of Icard Merrill Cullis Timm Furen & Ginsburg, P.A. Mr. Messick has been associated with such firm since October 1980. Mr. Messick's practice emphasis is real estate law, banking and commercial transactional law, as well as a specialized litigation practice in creditor bankruptcy rights as they relate to real estate interests. Mr. Messick holds a Bachelor of Arts degree (with honors) awarded in 1975 and a Juris Doctor degree (with honors) from the College of Law, University of Florida.

Key Employees of the Registrant and Whitehall

         JOSEPH PUFTA, age 45, has been employed by the Registrant and Whitehall for the last approximate six years and serves presently as General Superintendent for all new home construction. Presently Mr. Pufta supervises eight persons relating to the home construction and development activities of the Registrant and Whitehall. Prior to becoming associated with the Registrant and Whitehall, Mr. Pufta spent approximately eight years as the Project Manager for one of the largest commercial construction companies in the United States providing employment services to such entity in Georgia, South Carolina and Florida. Mr. Pufta also has approximately five years experience as a custom home builder and as a framing contractor.

         DANIEL LUCAS, age 40, has been employed by the Registrant and Whitehall for the past approximate six years as a new home sales representative, project sales manager and is currently serving in the capacity as Director of New Home Sales. In such present capacity, Mr. Lucas is responsible for sales, marketing, planning and marketing and sales budgeting for all of the developments of the Registrant and Whitehall and in such capacity hires, trains and supervises the sales staff utilized by the Registrant and Whitehall in their various developments. Mr. Lucas also provides recommendations to the Registrant and Whitehall with respect to residential unit redesign (with a view to enhancing buyer acceptance) and is responsible for new home quality control as well as the sponsorship of homeowner association matters.

Key Consulting Arrangements

         The Registrant and Whitehall have utilized the consulting services of Andrews & Associates, Inc., a Sarasota, Florida based consulting entity ("Andrews"). Such services have been utilized by the Registrant and Whitehall for approximately two years. Such consulting services provided by Andrews relate to the development of a comprehensive business plan which is intended to govern the expansion and growth of the Registrant and Whitehall which is intended to culminate a market position where the Registrant and Whitehall will develop and endeavor to market approximately 400 new residential units during each calendar year. Andrews, in the providing of its consulting services, has been vested with the responsibility of managing sales and marketing, land acquisitions, land development and the procurement of appropriate financing arrangements whereby additional capital is provided to the Registrant and Whitehall. The personnel of Andrews work directly with Ronald Mustari, the President and Chief Executive Officer of the Registrant and Whitehall.


         The consulting services are provided pursuant to a Consulting Agreement existing between Ronald Mustari, a director, President and Chief Executive Officer of the Registrant, and Andrews. Such Consulting Agreement has been adopted by the Registrant pursuant to a First Addendum to the Agreement. The Consulting Agreement is dated February 15, 1999 as is the First Addendum. As a result of the business combination between the Registrant and the Whitehall Entities, the consulting arrangements between the Registrant and Andrews will continue for a period of five years commencing from June 1, 1999 with an option to renew such arrangements for an additional three years being vested in Andrews. For such consulting services, Andrews will be compensated by consulting fees in the amount of $115,000 annually payable in monthly installments and by the issuance to Andrews of 333,333 shares of the Registrant's Common Stock. If so determined by Andrews, J. S. Andrews may be appointed Executive Vice President of the Registrant and shall serve pursuant to a written employment agreement which shall continue the consulting compensation in the amount of $115,000 annually as executive compensation to J.
S. Andrews under the employment agreement. The employment agreement, if entered into, will also provide a monthly car allowance of $500 and such other employee benefits available through the Registrant to its executive officers, including health insurance and participation in any bonus compensation or other benefit plans, stock option plans or profit sharing plans.





         See Part I, Item 4, Security Ownership of Certain Beneficial Owners and Management and Part II, item 4, Recent Sales of Unregistered Securities.


ITEM 6.  EXECUTIVE COMPENSATION.

         For the 12 month period ended December 31, 1998, no executive officer or other person received compensation from the Registrant in any amount.

         The table presented below provides information relating to the amount of compensation (of all types and from all sources) to be paid to the President and Chief Executive Officer of the Registrant by the Registrant or by Whitehall. Other than Ronald Mustari, no director, officer or other person employed by the Company and/or Whitehall will receive during the 12 month period ending December 31, 2000 compensation of any type from any source in excess of $100,000.


                                                                                      Long Term Compensation
                                                                               -----------------------------------
                                                 Annual Compensation                    Awards             Payouts
                                           --------------------------------    ------------------------    -------
(a)                              (b)         (c)          (d)        (e)          (f)           (g)          (h)         (i)
                                                                    Other                    Securities
Name                                                                Annual     Restricted      Under-                 All Other
and                                                                 Compen-      Stock         lying        LTIP       Compen-
Principal                                                           sation      Award(s)      Options/     Payouts     sation
Position                       Year        Salary($)    Bonus($)      ($)         ($)         SARs(#)        ($)         ($)
--------                       ----        ---------    --------    -------    ----------    ----------    -------    ---------

Ronald Mustari, President      twelve      $144,000        (1)        (2)
and Chief Executive Officer    months
                               ending
                               December
                               31, 2000

--------------

(1) Mr. Mustari may be paid bonuses depending upon the performance and results of operations of the Registrant and Whitehall during the 12 month period ended December 31, 1999 if so determined by the Board of Directors of the Registrant (with Mr. Mustari abstaining from any vote with respect to bonus compensation or other additional compensation.

(2) Mr. Mustari receives health insurance benefits paid for by the Registrant and Whitehall having a value of approximately $5,000 a year, as well as an automobile allowance of $600 per month and reimbursement for all other expenses incurred by him in the carrying out of the business operations of the Registrant and Whitehall. At the present time, those are the only benefits available to Mr. Mustari by the Registrant and Whitehall.


ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

         NOT APPLICABLE


ITEM 8.  DESCRIPTION OF SECURITIES.

         The Articles of Incorporation of the Registrant, as filed with the Department of State, State of Florida, and under which the Registrant became a Florida domesticated corporation subject to the Florida Business Corporation Act, authorize an aggregate six hundred million (600,000,000) shares of capital stock divided into two classes. Five hundred million (500,000,000) shares of such 600,000,000 shares are allocated to Common Stock having a par value of $.10 per share (the "Shares") and the remaining one hundred million (100,000,000) shares have been designated as Preferred Stock issuable in series and also having a par value of $.10 per share.

Common Stock


         As of March 31, 2000, there are outstanding 8,946,843 Shares of Common Stock. There are no Shares reserved for issuance pursuant to options, warrants, rights or as a result of the conversion of convertible securities. As of March 1, 2000, there were no outstanding options, warrants, rights or convertible securities of the Registrant calling for the issuance of any Shares.

         Each holder of Shares is entitled to one vote for each Share owned of record. The holders of Common Stock do not and will not possess cumulative voting rights which means that the holders of more than 50% of the outstanding shares of Common Stock voting for the election of directors can elect all of the directors and in such event, the holders of the remaining shares of Common Stock will be unable to elect any of the Registrant's directors. Action may be taken without a meeting of shareholders if a written consent setting forth the action taken is signed by the holders of not less than the minimum number of shares of Common Stock necessary to authorize such action at a meeting where all shares of Common Stock entitled to vote were present and, in fact, voted. Under Florida law, notice must be given to holders of shares of Common Stock who did not so consent to the action taken by the holders of a majority of shares of Common Stock within ten days after obtaining such authorization to the action in question by written consent. The Registration Statement, as amended, has become effective under the '34 Act and as a result, the Registrant is subject to the proxy solicitation rules of the Commission. As a result, any action to be taken by a majority of the common shareholders of the Registrant without a meeting of the shareholders requires that a Notice and Information Statement be given to all holders of Common Stock within a specified number of days prior to the taking of such written action.


         Subject to any of the rights of the holders of outstanding Preferred Stock of the Registrant, holders of outstanding Shares are entitled to receive dividends out of Registrant assets legally available therefor at such times and in such amounts as the Board of Directors may from time to time determine. It is the Registrant's present policy to reinvest substantially all of any earnings in its business. Accordingly, cash dividends are not anticipated to be paid on outstanding Shares, at least in the near future time and may not be paid with respect to any fiscal year.

         Upon the liquidation, dissolution or winding up of the Registrant, the assets legally available for distribution to the shareholders will be distributable ratably among the holders of Shares outstanding at that time, subject to any preferential rights of the holders of the Registrant's then outstanding Preferred Stock, if any. Holders of Shares have no pre-emptive, conversion or subscription rights and Shares are not subject to redemption. All outstanding shares of Common Stock are and will be fully paid and non-assessable. .

Preferred Stock Issuable in Series

         The Articles of Incorporation of the Registrant permit the Board of Directors to authorize and issue various series of Preferred Stock on behalf of the Registrant without shareholder approval or vote. Shareholder vote is required in certain instances, however, where more than one series is proposed to be outstanding and a series of Preferred Stock proposed by the Board of Directors to be issued contains provisions and rights superior to those provisions and rights attributable to the then presently outstanding series of Preferred Stock.

         Each series of Preferred Stock must incorporate the same rights and provisions relating to dividends, voting rights, rights upon liquidation of the Registrant, conversion into other securities of the Registrant and other matters.


         The Board of Directors of the Registrant has only authorized the issuance and sale of a series of Preferred Stock designated as the Registrant's 8.75% Convertible Preferred Stock, $.10 par value, 2,000,000 Shares of which are intended to be privately offered and sold by the Registrant during the period June - December, 2000. No shares of the 8.75% Convertible Preferred Stock of the Registrant have been sold, however. The 8.75% Convertible Preferred Stock, $.10 par value, of the Registrant is subsequently referred to in this Registration Statement as the "8.75% Convertible Preferred".

         The holders of the 8.75% Convertible Preferred will not be entitled to voting rights except as required by the Florida Business Corporation Act and will not have preferential rights in the event of the liquidation of the Registrant. The 8.75% Convertible Preferred, when and if issued, will constitute the only class of Preferred Stock of the Registrant outstanding although the Board of Directors may authorize additional series of Preferred Stock in connection with the conduct of the business of the Registrant and to facilitate any future property acquisition activity. Each outstanding share of 8.75% Convertible Preferred will be entitled to receive a dividend with respect to each fiscal year of the Registrant, which is March 31 of each year. Such dividend entitlement provides that the holder of each share of 8.75% Convertible Preferred shall receive a cash dividend in the amount of $.44 per share of 8.75% Convertible Preferred or, at the option of the Registrant, such dividend entitlement may be paid in shares of Common Stock of the Registrant and in such event, each share of Common Stock of the Registrant utilized for such dividend entitlement shall be attributed a value of $1.67 per Share. Fractional shares of Common Stock will be issued with respect to such dividend.

         For a period of 60 months from date of issuance (if issuance occurs), each share of 8.75 % Convertible Preferred in the hands of the holders thereof may be converted into shares of Common Stock of the Registrant at the conversion ratio of three shares of Common Stock of the Registrant for each share of 8.75% Convertible Preferred converted. Such conversion will include fractional shares of Common Stock rounded up to the next whole share of Common Stock. Commencing the 61st month from date of issue through the 84th month from date of issue, each share of 8.75% Convertible Preferred may be converted into two shares of Common Stock. On the first day of the 85th month from date of issue and for any period thereafter, shares of 8.75% Convertible Preferred outstanding and unconverted may be mandatorily converted at the option of the Registrant into a like number of shares of Common Stock. Accordingly, if all 2,000,000 shares of 8.75% Convertible Preferred intended to be privately offered are, in fact, sold, such shares of 8.75% Convertible Preferred may be converted into 6,000,000 shares of Common Stock if share conversion occurs within the initial 60 month period. Anti-dilution provisions will be incorporated in the terms of issuance of the Shares which will provide for adjustment in the number of shares of Common Stock issued upon conversion in the event of stock reclassifications, dividends or other events which relate to an issuance of Common Stock for a consideration other than cash or property. The number of shares of Common Stock of the Registrant issued upon conversion will take into account and will include any fractional shares of Common Stock which have been utilized by the Registrant to meet the annual dividend entitlement attributable to the shares of 8.75% Convertible Preferred. This means that the number of shares of Common Stock issued upon conversion of shares of 8.75% Convertible Preferred by any holder may be reduced by the number of fractional shares of Common Stock received by such holder as a result of the payment of the dividend entitlement utilizing Common Stock.

         Upon issuance of any of the shares of 8.75% Convertible Preferred as a result of the private and limited sale thereof of which there can be no assurance), each holder will also receive for each share of 8.75% Convertible Preferred purchased a Common Stock Purchase Warrant providing for the purchase of one share of Common Stock of the Registrant at an exercise price of $2 (the "Class A Warrant") and a second Common Stock Purchase Warrant providing, upon exercise thereof, for the acquisition of one share of Common Stock of the Registrant at an exercise price of $2.50 per share (the "Class B Warrant"). The exercise period for the Class A Warrants will be the 24 month period following Warrant issuance. Such exercise period may be extended by the Registrant. The exercise period for the Class B Warrants will be the 36 months from Warrant issuance. For a period of 90 days from the date of Class A and B Warrant issuance, the Class A and B Warrants may be called by the Registrant, in whole or in part, by providing notice of such call and by paying a call fee of $.10 per Class A or Class B Warrant called. Upon receipt of such notice of call, the affected Class A or B Warrant holder will have a period of 30 days in which to exercise, in whole or in part, the called Warrants.

         The foregoing description of such 8.75% Convertible Preferred reflects the intended terms of issuance thereof, as such has been established by the Board of Directors.

Such is subject to change prior to the commencement of the intended private offering of such 8.75% Convertible Preferred. No assurance can be given that the Registrant will be successful to any degree in its attempt to privately offer and sell such 8.75% Convertible Preferred or any other securities of the Registrant. This Registration Statement does not constitute an offering or informational document relating to such intended private offer and sale of such 8.75% Convertible Preferred. Other than determining the terms and characteristics of such 8.75% Convertible Preferred, the Registrant has not made any arrangements or developed a plan of distribution relating to the private offer and sale thereof.

         If the intended private offering of the Registrant's 8.75% Convertible Preferred is completed in its entirety (as presently structured), such will not affect the voting control of the Registrant. Voting control of the Registrant will continue to be vested in Ronald and Joanne Mustari. The issuance of the 8.75% Convertible Preferred, if such occurs, will not in any fashion alter the existence of voting control in Mr. and Mrs. Mustari.


         The Articles of Incorporation of the Registrant, as amended to date, and the present bylaws of the Registrant do not contain provisions which would delay, defer or prevent a change in control of the Registrant. While the Florida Business Corporation Act provides change of control provisions and super voting requirements, such provisions of the statute must be affirmatively adopted by a corporate entity, such as the Registrant, in its Articles of Incorporation.


                                    PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

         The management of the Registrant believes that the market for the Registrant's outstanding, unrestricted Common Stock has been centered in Denver, Colorado and has been extremely sporadic with few buy-sell transactions occurring over the past approximate five years. Management believes that there is not an active trading market for its Common Stock and there is not available to the Registrant information with respect to the high and low sales prices for any calendar quarter during the five year period ended December 31, 1998 and through September 30, 1999. The Registrant estimates that its outstanding Common Stock is beneficially held by approximately 388 record holders.

         Any market transactions involving the Common Stock of the Registrant are expected to occur in the over-the-counter market (the NASDAQ Bulletin Board). While the Registrant intends to seek a listing of its Common Stock pursuant to the listing requirements of NASDAQ Small Cap, no assurance can be given that such will occur during the future time. Accordingly, the Registrant's Common Stock may be classified as a designated security pursuant to the Rules of the United States Securities and Exchange Commission.

A designated security is sometimes referred to as a "penny stock". If such occurs, broker-dealers effecting transactions in the Registrant's Common Stock will be subject to the requirements of Commission Rules 15g-1 through 15g-9 which have been adopted under the Securities Exchange Act of 1934, as amended (the "'34 Act"). Such Rules require that any broker-dealer effecting transactions in a penny stock accomplish and satisfy special sales practices which include a requirement that such broker-dealers make a written suitability determination with respect to each anticipated purchaser of a penny stock and that such broker-dealer receive the written consent of such purchaser prior to the occurrence of the purchase transaction. Additionally, provisions of the '34 act applicable to transactions involving "penny stocks" also require that a broker-dealer participating in any such transactions deliver a risk disclosure document, which document contains risks attributable to all transactions in the ownership of penny stocks. Such risk disclosure document must be delivered by the participating broker-dealer prior to any transaction involving a penny stock. Participating broker-dealers must also provide the penny stock customer with current bid and offer quotations for the penny stock which is the subject of the anticipated transaction, the compensation to be realized by the broker-dealer and its associated persons as a result of the consummation of such transactions and the monthly statements provided to the penny stock purchaser must reflect the current market value of each penny stock held in the penny stock customer's account maintained with such broker-dealer.

         The additional burdens imposed upon broker-dealers by such requirements relating to penny stocks could, most likely discourage broker-dealers from effecting transactions in the Registrant's Common Stock and such may severely limit and restrict any market liquidity attributable to the Registrant's Common Stock and the ability of purchasers thereof to sell same in any market.

         Generally, a penny stock is any stock which has a price of under $5 per share and is issued by an issuer which does not meet certain net tangible asset requirements pursuant to Rules adopted by the Commission which provide that the issuer (a) be in continuous operation for at least three years and have net tangible assets in excess of $2 million, (b) have been in continuous operation for less than three years but have net tangible assets in excess of $5 million, or (c) have average revenue of at least $6 million for the last three years. Net tangible assets or revenues must be demonstrated by such issuer by virtue of financial statements dated no less than 15 months prior to the date of a related transaction. As of December 31, 1999, the Registrant did not meet such net tangible asset or revenue requirements.

ITEM 2.  LEGAL PROCEEDINGS.

         The Registrant and Whitehall are not involved in any material legal proceedings.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

         NOT APPLICABLE.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

         As disclosed in Item 1 of this Registration Statement, the Registrant exchanged 4,608,268 shares of its Common Stock for all of the outstanding Common Stock of Whitehall. Such 4,608,268 shares of Common Stock was issued to Mr. and Mrs. Ronald Mustari and such Shares have not been registered under the Securities Act of 1933, as amended. Additionally the shares in the hands of Mr. and Mrs. Mustari may be considered control shares since Mr. and Mrs. Mustari may be viewed as control persons from the standpoint of the Federal securities laws. See Item 1, Description of Business, for additional information with respect to persons deemed in control of the Registrant.

         With respect to the foregoing-described transaction, an exemption from the registration requirement of the Securities Act of 1933, as amended is believed available to the Registrant pursuant to the provisions of Section 4(2) thereof and Regulation D promulgated thereunder, in that such transaction constituted an issuer transaction and did not involve a public offering. The value per Share attributable to this issuance transaction is the par value of such Shares ($.10).

         By virtue of Board of Director action taken May 21, 1999 by the Board of Directors of the Registrant, 1,000,000 shares of the Registrant's Common Stock issued to Andrews & Associates, Inc., which is beneficially held in equal amounts of 250,000 shares by Andrews and the shareholders thereof, Patrick J., Gregory M. and Jerome S. Andrews, who each hold 250,000 Shares. Messrs. Patrick
J. Gregory M. and Jerome S. Andrews are brothers. Such 1,000,000 Shares were issued in partial payment of consulting fees due under the Consulting Agreement existing between the Registrant and Andrews and in lieu of cash payments.

         Andrews and Messrs. Patrick J., Gregory M. and Jerome S. Andrews, are the record and beneficial owners of additional shares of the Common Stock of the Registrant and have voting power respect to such additional shares, as is described in Part I, Item 4, Security Ownership of Certain Beneficial Owners and Management.

         The Board of Directors also authorized the issuance of 100,000 Shares to Charles Broun, an employee and consultant to Whitehall and the Registrant; 150,000 Shares to Seymour Cassell, a consultant to Whitehall and the Registrant; and 100,000 Shares to L. Robert Ground, who then served and presently serves as a member of the Board of Directors of the Registrant and as a consultant to the Registrant. Such Shares were in payment of such services and in lieu of cash.

         Pursuant to Board of Director action taken June 25, 1999, an aggregate 537,109 shares of the Registrant's Common Stock were issued to the following persons:

                  Gina Golich                      200,000 shares
                  Donna Hill                       100,000 shares
                  J. R. Mustari                    100,000 shares
                  Joanne Marsell                   137,109 shares


All of such identified issuees are the adult children or grandchildren of Ronald and Joanne Mustari. The per Share value attributed to such issuance transactions is the part value thereof ($.10 per Share). Such adult children and grandchildren of Ronald and Joanne Mustari did not remit any consideration to the Registrant for such Share issuance. Such issuance occurred at the request of Mr. and Mrs. Mustari and was viewed as a portion of their entitlement to Shares from the Registrant for various services rendered by them or in connection with the exchange transaction between the Registrant and Whitehall earlier described in this Registration Statement.

         With respect to such issuance transactions, an exemption from registration is believed to be available pursuant to the provisions of Section 4(2) of the Securities Act of 1933, as amended, and Regulation D promulgated thereunder in that such transaction constituted an issuer transaction and did not involve a public offering. Such Shares issued in the transactions described above, however, constituted Restricted Securities under the Act and Commission Rule 144. Such issuance transactions were made at a time when the consummation of the exchange transaction between the Registrant and Mr. and Mrs. Mustari was scheduled for closing.

         On July 1, 1999, the Board of Directors of the Registrant approved for issuance shares of the Registrant's Common Stock to three categories of issuees: 13 employees of the Registrant and Whitehall; 63 issuees who have acted as service or material providers to the Registrant and/or Whitehall (subcontractors); and 154 issuees who have purchased residential dwelling units from the Registrant, Whitehall and the predecessor and affiliated entities of Whitehall now combined with Whitehall and the Registrant. With respect to such categories of issuees, an aggregate 57,500 shares of the Registrant's Common Stock were issued to employees of the Registrant and Whitehall, 13,000 shares of the Registrant's Common Stock were issued to subcontractors of the Registrant and Whitehall; and 50,400 shares of the Registrant's Common Stock were issued to those issuees classified as homeowners. In connection with such issuance, no consideration was paid to the Registrant by any of the issuees in connection with the issuance and receipt by such issuees of such shares. The per Share value attributed to such issuance transaction is the par value thereof ($.10 per Share). At a time contemporaneous to such issuance to the three classes of issuees identified above, the Registrant was advised that such issued Shares as held by the employees and subcontractors of the Registrant would constitute Restricted Securities subject to applicable holding periods as imposed by Commission Rule 144 and that the Shares issued to the issuee category of home owners would be unrestricted in the light of the position taken by the staff of the Commission in Shaklee Corp., August 6, 1977. In Shaklee Corp., the staff of the Commission expressed its opinion that the small number of shares involved in the circumstances attendant to Shaklee Corp., among other consider-ations, reduced the likelihood of violations of the registration provisions of the Act. The Registrant felt that such was and is the case with respect to the issuance of 50,400 Shares to the home owner category of issuees.





ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Chapter 607.0850, Florida Statutes, as amended (the Florida Business Corporation Act or the "Act") permits a corporation formed and existing under such Act to have the power to indemnify any party who was or is a party to any proceeding by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against liability incurred in connection with such proceeding, including any appeal thereof. Such power to indemnify is conditioned upon such indemnitee having acted in a good faith manner and in a manner that such indemnitee reasonably believed to be in or not opposed to the best interests of the corporation and with respect to any criminal action or proceeding, the indemnitee had no reasonable cause to believe that the indemnitee's conduct was unlawful.

         The Act imposes certain conditions and requirements with respect to the providing of such indemnification.

         Article VIII of the Bylaws of the Registrant presently in force provides as follows:


                         ARTICLE VIII. INDEMNIFICATION

         The following shall be the indemnification policy of the Corporation:

         (a) The Corporation shall have power to indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of, the Corporation) by reason of the fact that he is or was a director, officer, employee, or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against liability incurred in connection with such proceeding, including any appeal thereof, if he acted in good faith and in a manner which he reasonably believed to be in, or not opposed to, the best interests of the Corporation and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful. The termination of any proceeding by judgment, order, settlement, or conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in, or not opposed to, the best interests of the Corporation or, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

         (b) The Corporation shall have power to indemnify any person who was or is a party to any proceeding, by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against expenses and amounts paid in settlement not exceeding, in the judgment of the Board of Directors, the estimated expense of litigating the proceeding to conclusion actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof. Such indemnification shall be authorized if such person acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Corporation, except that no indemnification shall be made under this subsection (b) in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable unless, and only to the extent that, the court in which such proceeding was brought or any other court of competent jurisdiction shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

         (c) To the extent that a director, officer, employee, or agent of the Corporation has been successful on the merits or otherwise in defense of any proceeding referred to in subsection (a) or subsection
         (b), or in defense of any claim, issue, or matter therein, he shall be indemnified against expenses actually and reasonably incurred by him in connection therewith.

         (d) Any indemnification under subsection (a) or subsection (b), unless pursuant to a determination by a court, shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee, or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsection (a) or subsection (b). Such determination shall be made by:

                  (i) The Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such proceeding or by the shareholders by a majority vote of a quorum consisting of shareholders who were not parties to such action, suit, or proceeding;

                  (ii) If such a quorum is not obtainable or, even if obtainable, by majority vote of a committee duly designated by the Board of Directors (in which directors who are parties may participate) consist ing solely of two or more directors at the time parties to the proceeding;

                  (iii)    By independent legal counsel:

                           (A)      Selected by the Board of Directors
                           prescribed in paragraph (i) or the committee described in paragraph (ii); or

                           (B) If a quorum of the directors cannot be obtained for paragraph (i) and the committee cannot be designated under paragraph (ii), selected by majority vote of the full Board of Directors (in which Directors who are parties may participate); or

                  (iv) By the shareholders by a majority vote of a quorum consisting of shareholders who were not parties to such proceeding or, if no such quorum is obtainable, by a majority vote of shareholders who were not parties to such proceeding.

         (e) Evaluation of the reasonableness of expenses and authorization of indemnification shall be made in the same manner as the determination that indemnification is permissible. However, if the determination of permissibility is made by independent legal counsel, persons specified by sub- paragraph (d)(iii)(A) shall evaluate the reasonableness of expenses and may authorize indemnification. Expenses incurred by an officer or director in defending a civil or criminal proceeding may be paid by the Corporation in advance of the final disposition of such proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if he is ultimately found not to be entitled to indemnification by the Corporation pursuant to this section. Expenses incurred by other employees and agents may be paid in advance upon such terms or conditions that the Board of Directors deems appropriate.

         (f) The indemnification and advancement of such expenses provided pursuant to the foregoing are not exclusive and the Corporation shall have the power to make any other or further indemnification or advancement of expenses on behalf of the persons herein described, in the manner and consistent with the provisions of the Florida General Corporation Act.

         (g) Indemnification and advancement of expenses as provided in this Article shall continue, unless otherwise provided when authorized or ratified, as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

         (h) For purposes of this Article, the term "Corporation" includes, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger, so that any person who is or was a director, officer, employee, or agent of a constituent corporation, or is or was serving at the request of a constituent corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, is in the same position under this section with respect to the resulting or surviving corporation as he would have been with respect to such constituent corporation if its separate existence had continued. For purposes of this Article, the term "other enterprises" includes employee benefit plans; the term "expenses" includes counsel fees, including those for appeal; the term "liability" includes obligations to pay a judgment, settlement, penalty, fine (including an excise tax assessed with respect to any employee benefit plan), and expenses actually and reasonably incurred with respect to a proceeding; the term "proceeding" includes any threatened, pending, or completed action, suit, or other type of proceeding, whether civil, criminal, administrative, or investigative and whether formal or informal; the term "agent" includes a volunteer; and the term "serving at the request of the corporation" includes any service as a director, officer, employee, or agent of the corporation that imposes duties on such persons, including duties relating to an employee benefit plan and its participants or beneficiaries; and the term "not opposed to the best interest of the corporation" describes the actions of a person who acts in good faith and in a manner he reasonably believes to be in the best interests of the participants and beneficiaries of an employee benefit plan.

         (i) The Corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of this Article.

         (j) If any expenses or other amounts are paid by way of indemnification otherwise than by court order or action by the shareholders or by an insurance carrier pursuant to insurance maintained by the Corporation, the Corporation shall, not later than the time of delivery to shareholders, unless such meeting is held within three (3) months from the date of such payment, and, in any event, within fifteen (15) months from the date of such payment, deliver either personally or by mail to each shareholder of record at the time entitled to vote for the election of directors a statement specifying the persons paid, the amounts paid, and the nature and status at the time of such payment of the litigation or threatened litigation.

                                    PART F/S


         Included as Part F/S of this Registration Statement are the audited financial statements of the Registrant at and for the years ended March 31, 1998 and 1999, which have been included in this Registration Statement in reliance upon the report of Alex N. Chaplan & Associates, Inc., independent accountants, given on the authority of that firm as experts in accounting and auditing. Also included in this Registration Statement are the financial statements of Whitehall at and for the nine month periods ended December 31, 1999 and 1998, the three month periods ended March 31, 1998 and 1999, and the calendar years ended December 31, 1997 and 1998. The financial statements of Whitehall at and for the nine month period ended December 31, 1999 and the three month period ended March 31, 1999 are unaudited. The financial statements of Whitehall for the calendar years ended December 31, 1997 and 1998 and the three month period ended March 31, 1999 have been included in this Registration Statement in reliance on the report of Alex N. Chaplan & Associates, Inc., independent accountants, given on the authority of that firm as experts in accounting and auditing. With respect to the unaudited financial statements and information for the nine month period ended December 31, 1999 and the three month periods ended March 31, 1998 and 1999, the independent accountants have not reviewed or audited such financial statements and have not expressed an opinion or any other form of assurance with respect to such financial information.











              [THE BALANCE OF THIS PAGE INTENTIONALLY LEFT BLANK]

                                    PART III


ITEM 1.     INDEX TO EXHIBITS.

Exhibit                                                                    Page
Number      Description of Exhibit                                        Number
-------     ----------------------                                        ------


  (2)       Charter and Bylaws of the Registrant*                           **


  (3)       Not Applicable

  (4)       Not Applicable

  (5)       Not Applicable

  (6)       Not Applicable

  (7)       Not Applicable

  (8) Agreement Providing for the Exchange of Capital Stock by and Between Cambridge Universal Corporation, the holders of all of the outstanding voting Common Stock of Whitehall Homes II, Inc. and Whitehall Homes II, Inc. dated as of June 17, 1999 (without Schedules or Exhibits) with First Addendum thereto*

  (9)       Not Applicable

  (10)      Not Applicable

  (12)(a) Opinion letter of William T. Kirtley, P.A. dated September 30, 1999 to American Securities Transfer & Trust, Inc.*


  (12)(b)   Consulting Agreement between Registrant and Andrews & Associates,
            Inc.*








*  previously filed


** see previous filings

                                   SIGNATURES



         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized.


                                       WHITEHALL LIMITED, INC.




June 27, 2000                          By /s/ Ronald Mustari
                                       ----------------------------------------

                                              Ronald Mustari, President and
                                              Chief Executive Officer

                         CAMBRIDGE UNIVERSAL CORPORATION
                              (AN INACTIVE COMPANY)









                              FINANCIAL STATEMENTS

                        March 31, 1999 and March 31, 1998


















                          ALEX N. CHAPLAN & ASSOCIATES

                         CAMBRIDGE UNIVERSAL CORPORATION
                              (AN INACTIVE COMPANY)



                          INDEX TO FINANCIAL STATEMENTS



DESCRIPTION                                                                 PAGE
--------------------------------------------------------------------------------
Accountant's Report                                                           2

Comparative Balance Sheet                                                     3

Comparative Statement of Income                                               4

Statement of Stockholders' Equity (Deficit)                                   5

Comparative Statement of Cash Flows                                           6

Notes to Financial Statements                                               7-8

                          ALEX N. CHAPLAN & ASSOCIATES

                    [ALEX N. CHAPLAN & ASSOCIATES LETTERHEAD]


To the Board of Directors and Stockholders of Cambridge Universal Corporation
(An Inactive Company)


In our opinion, the accompanying comparative balance sheets and the related comparative statements of income and cash flows present fairly, in all material respects, the financial position of Cambridge Universal Corporation as of March 31, 1999 and 1998, and the results of its operations and its cash flows for each of the two year periods, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company has been inactive for a number of years and is not a viable entity in its present state. (See Note 6) We believe that our audit provides a reasonable basis for the opinion expressed above.

/s/ Alex N. Chaplan & Associates
--------------------------------
Alex N. Chaplan & Associates
Calabasas, CA 91302

March 15, 2000

                         CAMBRIDGE UNIVERSAL CORPORATION
                              (AN INACTIVE COMPANY)

                           COMPARATIVE BALANCE SHEETS

                     AS OF MARCH 31, 1999 AND MARCH 31, 1998


                                                      ASSETS
                                                                                      March 31,       March 31,
                                                                                         1999            1998
                                                                                      ---------       ---------
CURRENT ASSETS:
              Cash                                                                    $       0       $       0
              Other Current Assets                                                            0               0
                                                                                      ---------       ---------

                                    Total Current Assets                                      0               0
                                                                                      ---------       ---------

OTHER ASSETS:
              Certificates of Deposits & Investments                                          0               0
              Investment in Subsidiary (Note 5)                                               0              10
                                                                                      ---------       ---------

                                    Total Other Assets                                        0               0
                                                                                      ---------       ---------

                                    Total Assets                                      $       0       $       0
                                                                                      =========       =========

                                  LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES:
              Accounts Payable                                                        $       0       $       0
              Accounts Payable - Officers & Directors                                         0               0
              Notes Payable                                                                   0               0
                                                                                      ---------       ---------

                                    Total Current Liabilities                                 0               0
                                                                                      =========       =========

STOCK HOLDERS' EQUITY (DEFICIT)
              Preferred Stock, $1.00 par value, 100,000,000
                  shares authorized; none issued                                              0               0
              Common Stock, no par value, 500,000,000
                  authorized, 7,100,000 issued and outstanding
                  25,600,000 issued and outstanding                                     190,448         190,458
              Total accumulated deficit                                                (190,448)       (190,448)
                                                                                      ---------       ---------

                                    Total Liabilities and Stockholders' Equity        $       0       $      10
                                                                                      =========       =========

The accompanying notes are an integral part of the financial statement.

                          ALEX N. CHAPLAN & ASSOCIATES

                         CAMBRIDGE UNIVERSAL CORPORATION
                              (AN INACTIVE COMPANY)

                         COMPARATIVE STATEMENT OF INCOME
                           FOR THE FISCAL YEARS ENDED
                     AS OF MARCH 31, 1999 AND MARCH 31, 1998


                                                                             March 31,       March 31,
                                                                               1999             1998
                                                                            ----------      -----------
REVENUE:
              From Operations                                               $        0      $         0
              Other Revenues                                                         0                0
                                                                            ----------      -----------

                                    Total Revenue                                    0                0
                                                                            ----------      -----------

EXPENSES:
              Operating Expense                                                      0                0
                                                                            ----------      -----------

                                    Total Expenses                                   0                0
                                                                            ----------      -----------

                                    Net Income (Loss)                                0                0
                                                                            ==========      ===========

OTHER INCOME (EXPENSE)
              Miscellaneous                                                          0                0
                                                                            ----------      -----------

                                    Net Other Income (Loss)                          0                0
                                                                            ----------      -----------

EXTRAORDINARY ITEMS:
              See (Note 3)                                                           0                0
                                                                            ----------      -----------

                                    Net Income or Loss for the Periods      $        0      $         0
                                                                            ==========      ===========

                                    NET INCOME OR (LOSS) PER SHARE          $        0      $         0
                                                                            ==========      ===========

              Weighted Average Number of Common Shares
              Issued and Outstanding                                         7,100,000       25,600,000
                                                                            ==========      ===========


The accompanying notes are an integral part of the financial statement.

                          ALEX N. CHAPLAN & ASSOCIATES

                         CAMBRIDGE UNIVERSAL CORPORATION
                              (AN INACTIVE COMPANY)

                       STATEMENTS OF STOCKHOLDERS' EQUITY
                           FOR THE FISCAL YEARS ENDED
                     AS OF MARCH 31, 1999 AND MARCH 31, 1998


DESCRIPTION                                        COMMON STOCK                             DEFICIT              NET
                                                                                               TO              EQUITY
                                         SHARES                    AMOUNT                     DATE            (DEFICIT)
                                       ----------                 --------                 ---------          ---------
Balance-April 1, 1997                  25,600,000                 $190,458                 ($190,448)         $      0
Change for the fiscal year
   ended March 31, 1998                         0                        0                         0                 0

Balance At: March 31, 1998             25,600,000                  190,458                  (190,448)                0
                                       ----------                 --------                 ---------          --------

Changes for the fiscal year
   ended March 31, 1999:

      Share retired (Note 5)           18,500,000                      (10)
                                       ----------                 --------

      Net Income or (Loss)
      (Loss) ( Note 3)                                                                             0                 0
                                                                                           ---------          --------

BALANCE AT
   MARCH 31, 1999                       7,100,000                 $190,468                 ($190,448)         $      0
                                       ==========                =========                 =========          ========
















The accompanying notes are an integral part of the financial statement.

                          ALEX N. CHAPLAN & ASSOCIATES

                         CAMBRIDGE UNIVERSAL CORPORATION
                              (AN INACTIVE COMPANY)

                       COMPARATIVE STATEMENT OF CASH FLOWS
                           FOR THE FISCAL YEARS ENDED
                     AS OF MARCH 31, 1999 AND MARCH 31, 1998



                                                                                 March 31,     March 31,
                                                                                   1999          1998
                                                                                 ---------     ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
              Net Income (Loss) (Note 3)                                         $      0      $      0
                                                                                 --------      --------

                               Net Cash (used For) Provided From Operations             0             0
                                                                                 --------      --------

CASH FLOWS FROM INVESTING ACTIVITIES:
              Decrease (Increase) in Restricted Certificates of Deposits                0             0
                                                                                 --------      --------

                               Net Cash Provided From (Used For) Investing
                                  Activities                                            0             0
                                                                                 --------      --------

CASH FLOWS FORM (FOR) FINANCING ACTIVITIES:
              Proceeds from issuing Company Stock                                       0             0
                                                                                 --------      --------

                               Net Cash (Used For) Provided From
                                  Financing Activities                                  0             0
                                                                                 --------      --------

                               Net (Decrease) Increase In Cash                          0             0
                                                                                 --------      --------

                               Cash at the Beginning of the Period                      0             0
                                                                                 --------      --------

                               Cash at the End of the Period                     $      0      $      0
                                                                                 ========      ========















The accompanying notes are an integral part of the financial statement.

                          ALEX N. CHAPLAN & ASSOCIATES

                         CAMBRIDGE UNIVERSAL CORPORATION
                              (AN INACTIVE COMPANY)

                                                                    Page 1 of 2

                          NOTES TO FINANCIAL STATEMENTS
                        March 31, 1999 and March 31, 1998

NOTE-1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

A) The Company has been inactive for a number of years and has no operations during this period.

NOTE-2 REGULATORY REQUIREMENTS:

A) The COMPANY is a corporation, organized and duly registered to transact business under the laws of the State of Colorado.

B) The Company is a Publicly Held Corporation and as such is subject to the rules and regulations of the United States Securities and Exchange Acts of 1933 and 1934.

NOTE-3 OTHER:

         During the Fiscal Periods here presented ALL expenses which would normally be paid or accrued by the Company had been paid by various Stockholders.

NOTE-4 INCOME TAXES:

A)       The Company has accumulated net operating losses over its' life.

B) The Company's Management is not aware of any tax liability, accrued or deferred that is not presented herein.

                          ALEX N. CHAPLAN & ASSOCIATES

                         CAMBRIDGE UNIVERSAL CORPORATION
                              (AN INACTIVE COMPANY)

                                                                     Page 2 of 2

                          NOTES TO FINANCIAL STATEMENTS
                        March 31, 1999 and March 31, 1998


NOTE-5 INVESTMENT IN SUBSIDIARY:

         During the first quarter of the current fiscal year the company's management and its then consulting firm came into a financing disagreement. The outcome was that the Consulting firm resigned and tendered their common stock in the company, which was duly canceled with the companies Registrar and all directors summarily resigned. A group of interested stockholders then call a Stockholders' Meeting at which time the company was restored to its original status, a new Board of Directors was elected and the company began seeking out possibilities to acquire a viable subsidiary.

NOTE-6 SUBSEQUENT EVENTS:

         The stockholders meeting of June 17, 1999, approved the actions and agreements of the Board of Directors to acquire 100% of the common stock of Whitehall Homes II, Inc., A Florida Corporation, thereby making it a wholly owned subsidiary, effective January 1, 1999.

                          ALEX N. CHAPLAN & ASSOCIATES

                             WHITEHALL LIMITED, INC.
                     FKA CAMBRIDGE UNIVERSAL CORPORATION AND
                 WHITEHALL HOMES, INC. AND AFFILIATED COMPANIES


                      INDEX TO INTERIM FINANCIAL STATEMENTS
                           December 31, 1998 and 1999


DESCRIPTION                                                                 PAGE
--------------------------------------------------------------------------------

Management Report                                                             3


Balance Sheets                                                              5-6


Statements of Stockholders' Equity                                          7-8


Statements of Income                                                          9


Statements of Cash Flows                                                     10


Notes to Financial Statements                                             11-12


Signatures                                                                   13

                             WHITEHALL LIMITED, INC.
                     FKA CAMBRIDGE UNIVERSAL CORPORATION AND
                 WHITEHALL HOMES, INC. AND AFFILIATED COMPANIES


                    MANAGEMENT REPORT ON FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 and 1999


TO ALL READERS OF THE ATTACHED FINANCIAL DATA:


The Company has prepared the attached Interim Combined and Consolidated Balance Sheets and Interim Combined and Consolidated Statements of Stockholders' Equity as of December 31, 1998 and 1999, and the Interim Combined and Consolidated Statements of Income and Interim Combined and Consolidated Statements of Cash Flows for the periods then ended.

The Management of the Company has reviewed the accompanying Financial Data and the related Stockholder actions and Board of Directors Resolutions and includes all adjustments which in the opinion of management are necessary in order to make the financial statement not misleading; and to the best of their knowledge and belief they fairly represent the Financial Condition of the Company and Results of Operations for the nine months ended December 31, 1998 and 1999.


It should be duly noted that all of the attached Financial Data hereinafter presented is totally without the benefit of Independent Audit.




                                                     WHITEHALL LIMITED, INC.




                                                         IT'S MANAGEMENT

                             WHITEHALL LIMITED, INC.
                     FKA CAMBRIDGE UNIVERSAL CORPORATION AND
                 WHITEHALL HOMES, INC. AND AFFILIATED COMPANIES










                          INTERIM FINANCIAL STATEMENTS

                           December 31, 1998 and 1999















                                                      As presented by Management

                             WHITEHALL LIMITED, INC.
                     FKA CAMBRIDGE UNIVERSAL CORPORATION AND
                 WHITEHALL HOMES, INC. AND AFFILIATED COMPANIES
          INTERIM COMBINED AND CONSOLIDATED COMPARATIVE BALANCE SHEETS
                        AS OF DECEMBER 31, 1998 AND 1999


                                                                 DECEMBER 31,
                                                          --------------------------
                                                             1998            1999
                                                          ----------      ----------
Assets
Cash on hand and in banks                                 $  276,513      $  418,117

Accounts and Notes Receivable
   Affiliates                                                 60,139         179,888
   Others                                                          0               0
   Stockholders                                              278,833         161,640
   Investments (at cost) (Note III)                                0         200,000

   Land and Development Costs                              1,413,126       2,377,905
   Homes Under Construction and Furnished Models           1,956,207       4,363,579
   Investment in Joint Venture                                     2               0

Property and Equipment (at cost)
   Land                                                       68,097         468,097
   Buildings                                                 398,144         398,144
   Office Furniture and Equipment                             57,253          57,253
   Construction Equipment                                     78,880          78,880
   Vehicles                                                   13,713          86,018
                                                          ----------      ----------
                        Total                                616,087       1,088,392
Less: accumulated depreciation                               218,458          37,214
                                                          ----------      ----------

                        Total Property and Equipment      $  397,629      $1,051,178
                                                          ----------      ----------

Other Assets                                                 111,911         225,041
                                                          ----------      ----------

                        Total Assets                      $4,494,360      $8,977,348
                                                          ==========      ==========








                         The preceding management letter
                         and accounting notes to interim
                    financial statements are an integral part
                              of these statements.

                             WHITEHALL LIMITED, INC.
                     FKA CAMBRIDGE UNIVERSAL CORPORATION AND
                 WHITEHALL HOMES, INC. AND AFFILIATED COMPANIES
      INTERIM COMBINED AND CONSOLIDATED COMPARATIVE BALANCE SHEETS (Page 2)
                        AS OF DECEMBER 31, 1998 AND 1999


Liabilities and Stockholders' Equity                                                       DECEMBER 31,
                                                                                  -----------------------------
                                                                                      1998              1999
                                                                                  -----------       -----------
Liabilities
   Accounts Payable                                                               $   543,732       $   933,822
   Customers' Deposits                                                                736,963         1,127,324
   Due to Stockholders'                                                               331,987                 0
   Due to Affiliates                                                                  299,397                 0
   Notes and Loans Payable:
      Land and Development Loans                                                      391,100           386,225
      Construction Loans                                                            1,168,203         2,196,610
      Notes Payable                                                                 1,061,831         1,065,178
                                                                                  -----------       -----------

                        Total Liabilities                                         $ 4,533,213       $ 5,709,159
                                                                                  -----------       -----------

Note Payable to Stockholders                                                      $         0       $ 1,830,852
                                                                                  -----------       -----------

Stockholders' Equity-Nine Corporations:
   Common Stock-Par Value $1.00 per share
      Issued and outstanding S Corporations, 6900 shares                          $     6,900
   Additional Paid In Capital                                                       1,274,541
   Retained Earnings (Deficit)                                                     (1,320,294)
                                                                                  -----------

                        Total Stockholders' Equity - Nine Corporations            $   (38,853)
                                                                                  -----------

Stockholders' Equity - Whitehall Limited, Inc.
   Preferred stock - $.10 Par Value, Authorized
      100,000,000 shares - none issued                                                                        0
   Common Stock -$.10 Par Value, Authorized
      500,000,000 shares; issued and outstanding 8,946,000 shares                                   $   894,600
   Paid In Capital in excess of Par Value                                                             1,170,027
   Retained Earnings (Deficit)                                                                         (627,290)
                                                                                                    -----------

                        Total Stockholders' Equity - Whitehall Limited, Inc.                        $ 1,437,337
                                                                                                    -----------

                        Total Liabilities and Stockholders' Equity                $ 4,494,360       $ 8,977,348
                                                                                  ===========       ===========








                         The preceding management letter
                         and accounting notes to interim
                    financial statements are an integral part
                              of these statements.

                             WHITEHALL LIMITED, INC.
                     FKA CAMBRIDGE UNIVERSAL CORPORATION AND
                 WHITEHALL HOMES, INC. AND AFFILIATED COMPANIES
               INTERIM COMBINED STATEMENT OF STOCKHOLDERS' EQUITY
                   FOR THE NINE MONTHS ENDED DECEMBER 31, 1998


                                                         Number          Amount       Capital in          Retained
                                                       of Common         Common        Excess of          Earnings
                                                         Shares          Shares        Par Value          (Deficit)
                                                       ---------       ---------     -------------      ------------
Balance - April 1, 1998                                  6,900         $   6,900     $   1,164,110      $   (907,003)

Capital Contributed by Stockholder                                                         110,431

Less: Profit Distributions to Stockholders
      Under Sub Chapter "S" of the
      Internal Revenue Code                                                                                 (337,294)

                  Net Income (Loss) For
                     The Nine Months Ended
                     December 31, 1998                                                                       (75,997)
                                                         -----         ---------      ------------      ------------

Balance - December 31, 1998                              6,900         $   6,900      $  1,274,541      $ (1,320,294)
                                                         =====         =========      ============      ============















                         The preceding management letter
                         and accounting notes to interim
                    financial statements are an integral part
                              of these statements.

                             WHITEHALL LIMITED, INC.
                     FKA CAMBRIDGE UNIVERSAL CORPORATION AND
                 WHITEHALL HOMES, INC. AND AFFILIATED COMPANIES
             INTERIM CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                   FOR THE NINE MONTHS ENDED DECEMBER 31, 1999


                                                            Number           Amount         Capital in          Retained
                                                          of Common          Common          Excess of          Earnings
                                                           Shares            Shares          Par Value         (Deficit)
                                                          ---------       -----------      ------------       ------------
Balance - April 1, 1999                                   8,946,000       $   894,600      $  1,170,027       $  (217,947)

Add:        U-Store It - Adjustment for                                                                            12,629
            deconsolidation (Note IV)

            Net (Loss) For The
               Nine Months Ended
               December 31, 1999                                                                                 (421,972)
                                                          ---------       -----------      ------------       -----------

Balance - December 31, 1999                               8,946,000       $   894,600      $  1,170,027       $  (627,290)
                                                          =========       ===========      ============       ===========














                        The preceding management letter
                         and accounting notes to interim
                    financial statements are an integral part
                              of these statements.

                             WHITEHALL LIMITED, INC.
                     FKA CAMBRIDGE UNIVERSAL CORPORATION AND
                 WHITEHALL HOMES, INC. AND AFFILIATED COMPANIES
       INTERIM COMBINED AND CONSOLIDATED COMPARATIVE STATEMENTS OF INCOME
              FOR THE NINE MONTHS ENDED DECEMBER 31, 1998 AND 1999


                                                               DECEMBER 31,
                                                      -----------------------------
                                                          1998              1999
                                                      -----------       -----------
Income:
   Homes and Lot Sales                                $ 2,248,922       $ 5,886,908
   Management Fees                                        177,253           255,106
   Real Estate Commissions                                 60,423            99,133
   Interest                                                 7,633             6,989
   Joint Venture                                             (750)            1,750
   Other                                                  170,952           188,357
                                                      -----------       -----------

                        Total Income                  $ 2,664,433       $ 6,438,243
                                                      -----------       -----------

Operating Expenses:
   Cost of Homes and Lot Sales                        $ 1,535,277       $ 5,405,966
   Selling and General                                    395,699           551,168
   Office Costs:
      Salaries                                            438,634           405,734
      General                                             145,674           283,752
   Rent Estate Commissions                                112,825           103,417
   Interest                                               112,321           110,178
                                                      -----------       -----------

                        Total Operating Expenses      $ 2,740,430       $ 6,860,215
                                                      -----------       -----------

                        Net (Loss)                    $   (75,997)      $  (421,972)
                                                      ===========       ===========

                        Net (Loss) Per Share                            $   (0.0472)
                                                                        ===========
















                         The preceding management letter
                         and accounting notes to interim
                    financial statements are an integral part
                              of these statements.

                             WHITEHALL LIMITED, INC.
                     FKA CAMBRIDGE UNIVERSAL CORPORATION AND
                 WHITEHALL HOMES, INC. AND AFFILIATED COMPANIES
      INTERIM COMBINED AND CONSOLIDATED COMPARATIVE STATEMENT OF CASH FLOWS
              FOR THE NINE MONTHS ENDED DECEMBER 31, 1998 AND 1999


                                                                                        DECEMBER 31,
                                                                               -----------------------------
                                                                                   1998              1999
                                                                               -----------       -----------
Cash Flows from Operating Activities:
   Net Income (Loss)                                                           $   (75,997)      $  (421,972)
                                                                               -----------       -----------
   Adjustments to reconcile net income (loss) to
      net cash provided by operating
      activities:
      Depreciation and Amortization                                                 33,098            30,095
      Increase/Decrease In:
            Land and Development Costs                                             265,557        (1,611,051)
            Construction in Progress-Homes and Models                           (1,166,733)          933,546
            Customers' Deposits                                                    229,143           593,645
            Accounts Payable                                                       201,869           445,204
            Property and Equipment                                                  10,840            72,305
            Other Assets                                                            14,189            89,589
            Due From/To Affiliates                                                 184,647            11,116
                                                                               -----------       -----------

                        Total Adjustments                                      $  (227,390)      $   564,449
                                                                               -----------       -----------

                        Net Cash Provided (USED) By Operating Activities      $  (303,387)      $   142,477
                                                                               -----------       -----------

Cash Flows From Investing Activities:
   Cash and Cash Equivalent Investments                                        $         0       $  (200,000)
   Net (Increase) Decrease in Joint Ventures                                             0                 2
                                                                               -----------       -----------

                        Net Cash Flows From Investing Activities               $         0       $  (199,998)
                                                                               -----------       -----------

Cash Flows From Financing Activities:
   Land and Development Loans                                                  $  (106,192)      $  (101,275)
   Construction Loans                                                              689,869           662,173
   Notes Payable                                                                   (82,748)           10,756
   Stockholders' Loans - Net                                                       119,289          (245,117)
   Distributions to Stockholders -Net                                             (226,863)                0
                                                                               -----------       -----------

                        Net Cash Provided By Financing Activities              $   393,355       $   326,537
                                                                               -----------       -----------


                        Net Increase In Cash                                        89,976           269,016

                        Net Cash - Beginning of Period                             186,537           149,101
                                                                               -----------       -----------

                        Net Cash - End of Period                               $   276,513       $   418,117
                                                                               ===========       ===========




                         The preceding management letter
                         and accounting notes to interim
                    financial statements are an integral part
                              of these statements.

                             WHITEHALL LIMITED, INC.
                       FKA CAMBRIDGE UNIVERSAL CORPORATION
                 WHITEHALL HOMES, INC. AND AFFILIATED COMPANIES
         NOTES TO INTERIM COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
                        AS OF DECEMBER 31, 1998 AND 1999


NOTE I - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND LINE OF
         BUSINESS


COMBINATION AND CONSOLIDATION: The accompanying combined and consolidated financial statements include the accounts of Whitehall Homes, Inc. and Affiliated Companies and the Company and its wholly-owned subsidiary WHITEHALL HOMES, II, INC. after elimination of significant inter-company accounts and transactions.


         Significant accounting policies and line of business have not changed from March 31, 1999.

NOTE II - DEBT

         The Company increased debt due to significant increase in building operations, but substantially within its established lines of credit. All notes payable are current.


NOTE III - INVESTMENTS


         The Company has invested excess working capital in short term securities during this period in the amount of $200,000. These short term securities are readily convertible to known amounts of cash and present insignificant risk of changes in value because of changes in interest rates.

                             WHITEHALL LIMITED, INC.
                       FKA CAMBRIDGE UNIVERSAL CORPORATION
                 WHITEHALL HOMES, INC. AND AFFILIATED COMPANIES
         NOTES TO INTERIM COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
                        AS OF DECEMBER 31, 1998 AND 1999


NOTE IV - NOTE PAYABLE - STOCKHOLDERS


         The original agreement with Whitehall Homes, Inc. and eight other corporation and Whitehall Homes II, Inc. to purchase at estimated fair value, their assets less liabilities in exchange for common stock of Whitehall Homes II, Inc., will be amended to adjust for the following:


      1. The corporation known as U-Store It, Inc. (A Florida Corporation), will be returned to the major stockholders since the nature of its business is inconsistent with the primary business of the Company.


      2. As of January 1, 1999, the Company acquired U-Store It, Inc. for the following net assets at estimated fair value:

         Cash in bank                                   19,540
         Accounts and Notes Receivable                 142,834
         Land and Development Costs                  1,023,024
                                                     ---------
         Total Assets (at fair value)                                1,185,398

         Less: Notes and Loans Payable                 471,250
               Customers' Deposit                       45,000         516,250
                                                     ---------         -------
               Net Assets                                              669,148
                                                                       =======

The Company charged the major stockholders' Note Payable - Stockholders in the amount of $669,148. In addition, the Net (Loss) of U-Store It, Inc. was eliminated from the income statement for the nine months ended December 31, 1999 and the loss was credited to retained earnings in the amount of $12,629 for the nine months ended September 30, 1999.

                             WHITEHALL LIMITED, INC.
                       FKA CAMBRIDGE UNIVERSAL CORPORATION
               AND WHITEHALL HOMES, INC. AND AFFILIATED COMPANIES

                              FINANCIAL STATEMENTS

                             March 31, 1998 and 1999














                          ALEX N. CHAPLAN & ASSOCIATES

                             WHITEHALL LIMITED, INC.
                       FKA CAMBRIDGE UNIVERSAL CORPORATION
               AND WHITEHALL HOMES, INC. AND AFFILIATED COMPANIES


                          INDEX TO FINANCIAL STATEMENTS
                             March 31, 1998 and 1999


DESCRIPTION                                                                 PAGE
--------------------------------------------------------------------------------

Accountant's Report                                                           3

Combined and Consolidated Balance Sheets                                    4-5

Combined and Consolidated Statements of Income                                6

Combined and Consolidated Statements of Cash Flows                            7

Combined Statement of Stockholders Equity                                     8

Consolidated Statement of Stockholders' Equity                                9

Notes to the Combined and Consolidated Financial Statements               10-13























                          ALEX N. CHAPLAN & ASSOCIATES

                    [ALEX N. CHAPLAN & ASSOCIATES LETTERHEAD]


To the Board of Directors and Stockholders
Whitehall Limited, Inc.
FKA Cambridge Universal Corporation


In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income and of cash flows present fairly, in all material respects, the financial position of Whitehall Limited, Inc. at March 31, 1999, and the results of its operations and its cash flows for the three months ended March 31, 1999, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits.

In addition, for comparison purposes only, we have included the unaudited combined financial statements for Whitehall Homes, Inc. and Affiliated Companies as of March 31, 1998, and the results of its operations for the three months ended March 31, 1998.

We conducted our audit in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for the opinion expressed above.


/s/ Alex Chaplan & Associates
-----------------------------
Alex Chaplan & Associates
Calabasas, Ca 91302

June 23, 2000

                             WHITEHALL LIMITED, INC.
                       FKA CAMBRIDGE UNIVERSAL CORPORATION
                 WHITEHALL HOMES, INC. AND AFFILIATED COMPANIES
                    COMBINED AND CONSOLIDATED BALANCE SHEETS
                          AS OF MARCH 31, 1998 AND 1999


                                                                           MARCH 31,
                                                                  --------------------------
                                                    ASSETS           1998            1999
                                                                  ----------      ----------
ASSETS
           Cash in Banks                                          $  186,537      $  149,101
           Due from affiliated companies                             174,889         132,381
           Due from Stockholders                                      98,725               0
           Investment in Joint Venture                                     2               0
                                                                  ----------      ----------

                        TOTAL CURRENT ASSETS                      $  460,153      $  281,482
                                                                  ----------      ----------

CONSTRUCTION COSTS IN PROGRESS
           Land and development costs                             $1,678,683      $3,988,956
           Homes under construction and furnished models             789,474       3,430,033
                                                                  ----------      ----------

                        TOTAL CONSTRUCTION COSTS IN PROGRESS      $2,468,157      $7,418,989
                                                                  ----------      ----------

PROPERTY AND EQUIPMENT
           Office land and building                               $  466,241      $  866,241
           Office furniture and fixtures                              57,253          57,253
           Construction equipment                                     78,880          78,880
           Vehicles                                                    1,000          13,713
                                                                  ----------      ----------
                        TOTAL                                        603,374       1,016,087
           Less: Accumulated Depreciation                            194,443           9,190
                                                                  ----------      ----------

                        TOTAL PROPERTY AND EQUIPMENT              $  408,931      $1,006,897
                                                                  ----------      ----------

OTHER ASSETS
           Deposit on lot                                         $   50,000      $   50,000
           Prepaid model lease                                        41,869          79,922
           Miscellaneous                                               3,892           5,890
                                                                  ----------      ----------

                        TOTAL OTHER ASSETS                        $   95,761      $  135,812
                                                                  ----------      ----------

                        TOTAL ASSETS                              $3,433,002      $8,843,180
                                                                  ==========      ==========




The accompanying notes are an integral part of these financial statements.

                          ALEX N. CHAPLAN & ASSOCIATES

                             WHITEHALL LIMITED, INC.
                       FKA CAMBRIDGE UNIVERSAL CORPORATION
                 WHITEHALL HOMES, INC. AND AFFILIATED COMPANIES
                    COMBINED AND CONSOLIDATED BALANCE SHEETS
                          AS OF MARCH 31, 1998 AND 1999


                                                                                           MARCH 31,
                                                                               ----------------------------
                                                                                   1998             1999
                                                                               -----------       ----------
                             LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES
           Accounts payable-trade                                              $   341,863       $  488,618
           Note payable (secured and unsecured)                                    844,571          754,422
           Notes payable - other (unsecured)                                       300,000          300,000
           Land and development loans                                              497,292          487,500
           Construction loans payable                                              478,334        1,534,437
           Due to affiliated companies                                             507,820          299,619
           Customers' deposits                                                     199,115          533,679
           Due to stockholder                                                            0           84,477
                                                                               -----------       ----------

                        TOTAL LIABILITIES                                      $ 3,168,995       $4,482,752
                                                                               -----------       ----------

NOTES PAYABLE TO STOCKHOLDER                                                   $         0       $2,500,000
                                                                               -----------       ----------

STOCKHOLDERS' EQUITY
           Whitehall Homes, Inc. and Affiliated Companies:
           Common Stock : $1.00 par value; issued and outstanding
              6,900 shares                                                     $     6,900
           Paid in Capital in excess of par value of stock                       1,164,110
           Retained Earnings (Deficit)                                            (907,003)

           Whitehall Limited, Inc.:
           Preferred stock; $.10 par value authorized, 100,000,000 shares
              issued shares - none                                                               $        0
           Common stock; $.10 par value authorized,
              500,000,000 shares; issued and
              outstanding 8,946,000 shares                                                          894,600
           Paid in capital                                                                        1,573,634
           Retained earnings (deficit)                                                             (204,199)
                                                                               -----------       ----------

                        TOTAL STOCKHOLDERS' EQUITY                             $   264,007       $2,264,035
                                                                               -----------       ----------

                        TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY             $ 3,433,002       $9,246,787
                                                                               ===========       ==========




The accompanying notes are an integral part of these financial statements.

                          ALEX N. CHAPLAN & ASSOCIATES

                             WHITEHALL LIMITED, INC.
                       FKA CAMBRIDGE UNIVERSAL CORPORATION
                 WHITEHALL HOMES, INC. AND AFFILIATED COMPANIES
                  COMBINED AND CONSOLIDATED STATEMENT OF INCOME
               FOR THE THREE MONTHS ENDED MARCH 31, 1998 AND 1999


                                                                               MARCH 31,
                                                                    -----------------------------
                                                                        1998              1999
                                                                    -----------       -----------
INCOME
           Sales of homes and lots                                  $ 1,041,564       $ 1,599,051
           Management fees                                               71,875            62,691
           Real estate commissions                                       15,268            12,354
           Interest Income                                                   97             2,292
           Joint Venture Income                                             750
           Other                                                         37,686            32,650
                                                                    -----------       -----------

                        TOTAL INCOME                                $ 1,167,240       $ 1,709,038
                                                                    -----------       -----------

COST OF HOMES AND LOTS                                              $   711,921       $ 1,238,536
                                                                    -----------       -----------

                        NET INCOME (BEFORE OPERATING EXPENSES)      $   455,319       $   470,502
                                                                    -----------       -----------

OPERATING EXPENSES
           Selling and General                                      $   180,890       $   226,839
           Personnel                                                    144,813           102,107
           Office                                                        55,411            73,773
           Real estate commissions                                       35,164            21,653
           Interest Expense                                              32,897            59,881
                                                                    -----------       -----------

                        TOTAL OPERATING EXPENSES                    $   449,175       $   484,253
                                                                    -----------       -----------

                        NET INCOME (LOSS)                           $     6,144       $   (13,751)
                                                                    ===========       ===========

                        NET (LOSS) PER COMMON SHARE                                   $  (0.00153)
                                                                                      -----------














The accompanying notes are an integral part of these financial statements.

                          ALEX N. CHAPLAN & ASSOCIATES

                             WHITEHALL LIMITED, INC.
                       FKA CAMBRIDGE UNIVERSAL CORPORATION
                      CONSOLIDATED STATEMENT OF CASH FLOWS
               FOR THE THREE MONTHS ENDED MARCH 31, 1998 AND 1999


                                                                                     MARCH 31,
                                                                            -------------------------
                                                                               1998            1999
                                                                            ---------       ---------
CASH FLOWS FROM OPERATING ACTIVITIES
           Net Income (Loss)                                                $   6,144       $ (13,751)
                                                                            ---------       ---------
           Adjustments to reconcile net (loss) to net
              cash provided by operating activities:
           Depreciation                                                         7,296           9,190
           Increase/(decrease) in:
                        Land and development costs                            (65,449)        (31,257)
                        Homes under construction and furnished models         190,885        (162,049)
                        Customer deposits                                      68,890        (203,284)
                        Accounts payable and accrued liabilities               49,864         (55,113)
                        Property and Equipment                                 16,976         (85,677)
                        Other assets                                           (3,051)        (57,342)
                        Due from affiliates                                   (39,476)        (14,678)
                                                                            ---------       ---------

                                    TOTAL ADJUSTMENTS                         225,935        (600,210)
                                                                            ---------       ---------

                                    NET CASH PROVIDED (USED) BY
                                       OPERATING ACTIVITIES                 $ 232,079       $(613,961)
                                                                            ---------       ---------

CASH FLOWS FROM INVESTING ACTIVITIES
           Net cash (Decrease) in investing activities - Joint Venture      $    (750)      $       0

NET CASH PROVIDED BY FINANCING ACTIVITIES:
              Land and development loans                                      (56,380)         96,400
              Construction loans                                              (80,308)        366,234
              Notes payable                                                   (70,051)         (7,408)
              Stockholder loans                                               (41,599)         31,323
                                                                            ---------       ---------

                                    NET CASH FLOWS PROVIDED BY
                                       (USED) IN INVESTING AND IN
                                       FINANCING ACTIVITIES                 $(249,088)      $ 486,549
                                                                            ---------       ---------

NET CASH (DECREASE)                                                         $ (17,009)      $(127,412)

CASH IN BANK - BEGINNING OF PERIOD                                          $ 203,546       $ 276,513
                                                                            ---------       ---------

CASH IN BANK - END OF PERIOD                                                $ 186,537       $ 149,101
                                                                            =========       =========





The accompanying notes are an integral part of these financial statements.

                          ALEX N. CHAPLAN & ASSOCIATES

                 WHITEHALL HOMES, INC. AND AFFILIATED COMPANIES
                   COMBINED STATEMENT OF STOCKHOLDERS' EQUITY
                    FOR THE THREE MONTHS ENDED MARCH 31, 1998


                                                        Number       Amount             Capital            Retained
                                                        Common       Common            Excess of           Earnings
                                                        Shares       Shares            Par Value          (Deficit)
                                                        ------     ---------         ------------       ------------
Balance - January 1, 1998                                6,900     $    6,900        $    986,935       $   (694,373)

Add:  Added capital contributed by
        stockholders                                                                      177,175

Less: Distributions to stockholders
        under Sub-Chapter "5"                                                                               (218,774)

      Net income for the three months
        ended March 31, 1998                                                                                   6,144

                                                         -----     ---------         ------------       ------------

Balance - March 31, 1998                                 6,900     $   6,900         $  1,164,110       $   (907,003)
                                                         =====     =========         ============       ============















The accompanying notes are an integral part of these financial statements.

                          ALEX N. CHAPLAN & ASSOCIATES

                             WHITEHALL LIMITED, INC.
                       FKA CAMBRIDGE UNIVERSAL CORPORATION
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                    FOR THE THREE MONTHS ENDED MARCH 31, 1999


                                                                                                          Retained
                                                    Common          Stock              Paid in            Earnings
                                                    Shares          Amount             Capital           (Deficit)
                                                  ---------    ---------------     ---------------    ---------------
Balance - January 1, 1999                         7,100,000    $       190,448     $             0    $      (190,448)

Less:      Reverse Stock Split-
           1 Share for each 3 shares
           outstanding                            4,733,333
                                                  ---------    ---------------      --------------     --------------

Balance                                           2,366,667            190,448                   0           (190,448)

Add:       Common Stock issued to
           Acquire Whitehall Homes II, Inc.
           Effective January 1, 1999              4,608,268                              1,874,179

           Common Stock issued to the
           Family of the Major Stockholders         537,109

           Common Stock issued to complete
           acquisition of Whitehall Homes II, Inc.
           as authorized by the Board of                                                                             0
           Directors:
                        Consulting Fees           1,350,000
                        Employees                    57,500
                        Sub-Contractors              40,000
                        Home Buyers                  15,400

Less:      Unreconciled Shares                      (28,944)

           Net (Loss) for the three months
           ended March 31, 1999                                                                               (13,751)

           To adjust from no par common
           stock to $.10 par value common
           stock                                                       704,152            (704,152)
                                                  ---------    ---------------      --------------     --------------

Balance - As of March 31, 1999                    8,946,000    $       894,600      $    1,170,027     $     (204,199)
                                                  ========-    ===============      ==============     ==============




The accompanying notes are an integral part of these financial statements.

                          ALEX N. CHAPLAN & ASSOCIATES

                             WHITEHALL LIMITED, INC.
                       FKA CAMBRIDGE UNIVERSAL CORPORATION
                 WHITEHALL HOMES, INC. AND AFFILIATED COMPANIES
                          AS OF MARCH 31, 1998 AND 1999

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS:


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


Principles of  Combination and Consolidation:

         The Unaudited Combined Financial Statements as of March 31, 1998, include the assets, liabilities, income and expense accounts of the following listed companies after elimination of all significant inter-company accounts and transactions:



         Whitehall Homes, Inc.              Fairway Lakes Homes, Inc.
         U-Store It, Inc.                   Whitehall Homes At Maple Hammock, Inc.
         Whitehall Homes At Avalon, Inc.    Whitehall Management, Inc.
         Bermuda Development Corporation    Beekman Village Development Corporation
         Whitehall Associates, Inc.

         The Audited Consolidated Financial Statements as of March 31, 1999, include the accounts of the company and its wholly owned subsidiary, Whitehall Homes II, Inc. after elimination of all significant inter-company accounts and transactions:





         On June 17, 1999, the closing date, but effective January 1, 1999, Whitehall Homes II, Inc. entered into a definitive agreement to acquire all of the outstanding capital stock of Whitehall Homes, Inc., U-Store It, Inc., Whitehall Homes at Avalon, Inc., Bermuda Development Corporation, Whitehall Associates, Inc., Fairway Lakes Homes, Inc., Whitehall Homes at Maple Hammock, Inc., Whitehall Management, Inc., and Beekman Village Development Corporation. The agreed purchase price consists of a promissory note in the amount of $2,500,000, bearing interest at the rate of seven percent (7%) per annum, all interest and principal paid in seven (7) years form the date of execution and delivery; and (b) the issuance of the commons stock of Whitehall Homes II, Inc.

                          ALEX N. CHAPLAN & ASSOCIATES

                             WHITEHALL LIMITED, INC.
                       FKA CAMBRIDGE UNIVERSAL CORPORATION
                 WHITEHALL HOMES, INC.A AND AFFILIATED COMPANIES
                          AS OF MARCH 31, 1998 AND 1999

NOTES TO THE COMBINED AND CONSOLIDATED  FINANCIAL STATEMENTS:


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)


         The Stockholders of Cambridge Universal Corporation met on June 17, 1999 and approved the following resolution and actions of their Board of
Directors:

1. Approved a reverse stock split of 1 common share for each 3 common shares outstanding.
2. Approved the exchange of 4,608,268 of post reverse stock split shares for all the issued and outstanding common shares of Whitehall Homes II, Inc. thereby making Whitehall Homes II, Inc. a wholly owned subsidiary.
3. Approved the change of the corporate domicile from the state of Colorado to the state of Florida.
4. Approved the effective date of these resolutions to be retroactive to January 1, 1999.


         As a result of the above actions, by the stockholders, Board of Directors and the Corporation's activities, these financial statements were prepared as Consolidated Financial Statements for the three months ended March 31, 1999 to conform to the parent company fiscal year March 31, 1999.


         Property and Equipment is depreciated over the estimated useful lives of the assets using the straight-line method. Expenditures for maintenance, repairs, renewals and betterments, which do not materially prolong useful lives of the assets are charged to income as incurred. The cost of property retired or sold and the related accumulated depreciation is removed from the accounts and any gain or loss from sales is recorded as income.



NOTE 2 - DESCRIPTION OF THE BUSINESS


         Whitehall Homes, Inc. and Affiliated Companies, were originally formed in 1985 by the major stockholders to develop land and construct single family and/or multi-family housing either in their own affiliated companies or in joint ventures with others. All project costs are recorded on a specific job basis. All properties are carried at the lower of carrying amount or fair value less cost to sell. Project costs of real estate projects may be direct or indirect. Direct costs that are related to the acquisition development, and construction of a real estate project are capitalized as project costs.

         Indirect costs or real estate projects that can be identified clearly to specific projects under development or construction are capitalized as project costs, or allocated to several real estate projects under development or construction on a reasonable basis. Indirect costs on real estate projects not under development or construction are expensed as incurred, including general and administrative expenses.

                          ALEX N. CHAPLAN & ASSOCIATES

                             WHITEHALL LIMITED, INC.
                       FKA CAMBRIDGE UNIVERSAL CORPORATION
                 WHITEHALL HOMES, INC. AND AFFILIATED COMPANIES
                          AS OF MARCH 31, 1998 AND 1999

NOTES TO THE COMBINED AND CONSOLIDATED  FINANCIAL STATEMENTS:







NOTE 3 - DEBT

         The Companies were indebted to various lending institutions as follows:




                                                                            March 31,
                                                                   --------------------------
                                                                      1998            1999
                                                                   ----------      ----------
Land and Land Development Loans - secured by land and
land improvements prior to building activities:
    Bermuda Development Corp-Interest @1% to 1.50%
       over prime rate                                             $  497,292      $  310,000
    Whitehall Homes at Avalon, Inc. Interest @1.00 over
       prime rate                                                         -0-         177,500
                                                                   ----------      ----------
                                                                   $  497,292      $  487,500
                                                                   ==========      ==========
Construction Loans - secured by specific homes under
    construction, interest at 1.00% to 1.50% over prime
    rate, maximum loans may net exceed $3,087,400 at
    March 31, 1999.                                                $  478,334      $1,534,437
                                                                   ==========      ==========
Notes Payable:
Secured by mortgage on land and buildings,  interest at
    1.50% over prime rate.  Payable on a 20 year schedule,
    all due and payable on February 26, 2006.                      $  375,064      $  364,480
Installment Notes - secured by computer equipment and
    loader, due April 2002.                                            63,739          48,125
Secured by mortgage on U-Store It, Inc. land, payable to
    Three individuals upon sale. Interest at 12.00%                   300,000         300,000
Unsecured line of credit payable to bank, interest @1.50%
    over prime rate guaranteed by stockholders.                       105,768          41,818
Unsecured note; interest @1% over prime rate                          200,000         200,000
Unsecured note; interest @2.25% over prime rate; due
    September 2, 1999.                                                100,000         100,000
                                                                   ----------      ----------
                                                                   $1,144,571      $1,054,423
                                                                   ==========      ==========

                          ALEX N. CHAPLAN & ASSOCIATES

                             WHITEHALL LIMITED, INC.
                       FKA CAMBRIDGE UNIVERSAL CORPORATION
                 WHITEHALL HOMES, INC. AND AFFILIATED COMPANIES
                          AS OF MARCH 31, 1998 AND 1999

NOTES TO THE COMBINED AND CONSOLIDATED  FINANCIAL STATEMENTS:


NOTE 4  - INCOME TAXES

         The former stockholders of the companies had elected to be taxed under the provisions of Sub Chapter "S" of the United States Internal Revenue Code and as a result, the Corporation was not liable for Federal Income Taxes in prior years. The current period required no provision for federal or state income taxes due to its operating loss.

NOTE 5 - PERVASIVENESS OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumption that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE 6 - COMMITMENTS AND CONTINGENCY:

         Whitehall Limited, Inc. and its wholly owned subsidiary Whitehall Homes II, Inc. have secured various lines of credit with financial institutions. The major stockholders have guaranteed certain loans and/or assigned a life insurance policy as security.


NOTE 7 - SUBSEQUENT EVENTS:

         The stockholders meeting of June 17, 1999 approved the actions and agreements of the Board of Directors, as discussed in Note 1.


         On September 30, 1999, the Corporation agreed with the major stockholders to deconsolidate the Corporation known as U-Store It, Inc. as of that date.

                          ALEX N. CHAPLAN & ASSOCIATES

                             WHITEHALL HOMES, INC.
                            AND AFFILIATED COMPANIES
                          AND WHITEHALL HOMES II, INC.
                        HISTORICAL FINANCIAL STATEMENTS

                           December 31, 1997 and 1998











                          ALEX N. CHAPLAN & ASSOCIATES

                 WHITEHALL HOMES, INC. AND AFFILIATED COMPANIES
                          AND WHITEHALL HOMES II, INC.
                         INDEX TO FINANCIAL STATEMENTS
                           December 31, 1997 and 1998



DESCRIPTION                                                                PAGE
-----------                                                                ----

Accountant's Report                                                          3

Comparative Combined Balance Sheets                                          4

Comparative Combined Statement of Income                                     5

Comparative Combined Statement of Cash Flows                                 6

Combined Statement of Stockholders' Equity                                   7

Pro Forma Balance Sheet                                                      8

Notes to the Financial Statements                                         9-12






                          ALEX N. CHAPLAN & ASSOCIATES

                   [ALEX N. CHAPLAN & ASSOCIATES LETTERHEAD]



To the Board of Directors and Stockholders
Whitehall Homes, Inc. and Affiliated Companies and Whitehall Homes II, Inc.


In our opinion, the accompanying comparative combined balance sheet and the related combined statements of income and of cash flows present fairly, in all material respects, the financial position of Whitehall Homes, Inc. and Affiliated Companies and Whitehall Homes II, Inc. at December 31, 1997 and 1998, and the results of their operations and their cash flows for each of the two year periods, in conformity with generally accepted accounting principles. In addition, we have included the purchase of Whitehall Homes, Inc. and Affiliated Companies by Whitehall Homes II, Inc. effective on January 1, 1999 in the Pro Forma Balance Sheet, as of that date, as more fully described in
Note 1. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ Alex Chaplan & Associates
-----------------------------
Alex Chaplan & Associates
Calabasas, CA  91302

June 8, 2000

                 WHITEHALL HOMES, INC. AND AFFILIATED COMPANIES
                      COMPARATIVE COMBINED BALANCE SHEETS
                        AS OF DECEMBER 31, 1997 AND 1998


                                                                                  DECEMBER 31,
                                                                          ---------------------------
                                                                              1997            1998
                                                                          -----------     -----------

Assets:
Cash on hand and in banks                                                 $   203,546     $   276,513

Accounts and Notes Receivable
   Affiliates                                                                 135,413          60,139
   Others                                                                         724               0
   Stockholders                                                                98,725         278,833

Investments - Joint Venture                                                       752               2
Land and Development Costs                                                  1,613,234       1,413,126
Work in Progress-Homes and Models                                             980,359       1,956,207

Property and Equipment (at cost)
   Land                                                                        68,097          68,097
   Buildings                                                                  398,144         398,144
   Office Furniture and Equipment                                              57,253          57,253
   Construction Equipment                                                      78,880          78,880
   Vehicles                                                                    17,976          13,713
                                                                          -----------     -----------
                            Total                                             620,350         616,087
Less:  accumulated depreciation                                               189,371         218,458
                                                                          -----------     -----------

                                                                          $   430,979     $   397,629
                                                                          -----------     -----------

Other Assets                                                                   92,710         111,911
                                                                          -----------     -----------

                                                                          $ 3,556,442     $ 4,494,360
                                                                          ===========     ===========
Liabilities and Stockholders' Equity:
Liabilities:
   Accounts Payable                                                       $   291,999     $   543,732
   Customers' Deposits                                                        438,930         736,963
   Due to Stockholders'                                                       199,115         331,987
   Due to Affiliates                                                                0         299,397
   Notes and Loans Payable:
      Land and Development Loans                                              553,672         391,100
      Construction Loans                                                      558,642       1,168,203
      Notes Payable                                                         1,214,622       1,061,831
                                                                          -----------     -----------

                            Total Liabilities                             $ 3,256,980     $ 4,533,213
                                                                          -----------     -----------

Stockholders' Equity-Nine Corporations:
   Common Stock-Par Value $1.00 per share
      Issued and outstanding Corporations, 6900 shares                    $     6,900     $     6,900
   Additional Paid In Capital                                                 986,935       1,274,541
   Retained Earnings (Deficit)                                               (694,373)     (1,320,294)
                                                                          -----------     -----------

                            Total Stockholders' Equity -
                               Nine Corporations                              299,462         (38,853)
                                                                          -----------     -----------

                            Total Liabilities and Stockholders' Equity    $ 3,556,442     $ 4,494,360
                                                                          ===========     ===========


The accompanying Notes are an integral part of the Combined Financial
Statements.

                          ALEX N. CHAPLAN & ASSOCIATES

                 WHITEHALL HOMES, INC. AND AFFILIATED COMPANIES
                    COMPARATIVE COMBINED STATEMENT OF INCOME
                FOR THE YEARS ENDING DECEMBER 31, 1997 AND 1998




                                                           YEAR ENDED
                                                          DECEMBER 31,
                                                   -------------------------
                                                      1997          1998
                                                   ----------    -----------
Income:

   Homes and Lot Sales                             $5,762,271    $ 3,290,486
   Management Fees                                    271,403        249,128
   Real Estate Commissions                             78,704         75,691
   Interest                                               341          7,730
   Joint Venture                                      110,205              0
   Other                                              161,910        208,638
                                                   ----------    -----------

                       Total Income                $6,384,834    $ 3,831,673
                                                   ----------    -----------


Operating Expenses:
   Cost of Homes and Lot Sales                     $4,511,467    $ 2,247,198
   Selling and General                                671,370        576,589
   Office Costs:
      Salaries                                        692,615        583,447
      General                                         216,729        201,085
   Rent Estate Commissions                            167,441        147,989
   Interest                                           117,789        145,218
                                                   ----------    -----------

                       Total Operating Expenses    $6,377,411    $ 3,901,526
                                                   ----------    -----------

                       Net Income (Loss)           $    7,423    $   (69,853)
                                                   ==========    ===========



The accompanying Notes are an integral part of the Combined Financial
Statements.

                          ALEX N. CHAPLAN & ASSOCIATES

                 WHITEHALL HOMES, INC. AND AFFILIATED COMPANIES
                  COMPARATIVE COMBINED STATEMENT OF CASH FLOWS
                FOR THE YEARS ENDING DECEMBER 31, 1997 AND 1998


                                                                    YEAR ENDED
                                                                    DECEMBER 31,
                                                              -----------------------
                                                                 1997          1998
                                                              ---------     ---------

Cash Flows from Operating Activities:

   Net Income (Loss)                                          $   7,423     $ (69,853)
                                                              ---------     ---------
   Adjustments to reconcile net income (loss)
      to net cash provided by operating activities:
      Depreciation and Amortization                              37,715        41,394
      Increase/Decrease In:
            Land and Development Costs                          748,129       200,108
            Work in Progress-Homes and Models                   163,952      (975,848)
            Customers' Deposits                                (249,051)      298,033
            Accounts Payable                                   (225,038)      251,733
            Property and Equipment                              (71,449)       (6,270)
            Other Assets                                         (4,331)      (17,240)
            Due From/To Affiliates                               78,563       374,671
            Accounts Receivable - Other                            (724)          724
                                                              ---------     ---------

                 Total Adjustments                            $ 477,766     $ 167,305
                                                              ---------     ---------

                 Net Cash Provided By Operating Activities    $ 485,189     $  97,452
                                                              ---------     ---------

Cash Flows From Investing Activities:
   Net (Increase) Decrease in Joint Ventures                  $ 159,358     $  (2,985)
                                                              ---------     ---------


                 Net Cash Flows From Investing                $ 159,358     $  (2,985)
                                                              ---------     ---------
                   Activities

Net Cash Provided By Financing Activities:
   Land and Development Loans                                 $(175,785)    $(162,572)
   Construction Loans                                          (393,351)      609,561
   Notes Payable                                                139,003      (152,791)
   Stockholders' Paid In Capital                                      0       287,606
   Stockholders' Loans                                          281,334       (47,236)
   Sub-Chapter "S" distributions to Stockholders               (602,325)     (556,068)
                                                              ---------     ---------

                 Net Cash Provided (Used) By                  $(751,124)    $ (21,500)
                  Financing Activities                        ---------     ---------

                 Net Increase (Decrease) In Cash               (106,577)       72,967

                 Net Cash - Beginning of Year                   310,113       203,546
                                                              ---------     ---------

                 Net Cash - End of Year                       $ 203,536     $ 276,513
                                                              =========     =========



The accompanying Notes are an integral part of the Combined Financial
Statements.

                          ALEX N. CHAPLAN & ASSOCIATES

                 WHITEHALL HOMES, INC. AND AFFILIATED COMPANIES
                   COMBINED STATEMENT OF STOCKHOLDERS' EQUITY
                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1998


                                                                    Number      Amount of     Capital in       Retained
                                                                  of Common      Common       Excess of        Earnings
                                                                    Shares       Shares       Par Value        (Deficit)
                                                                  ---------     ---------     ----------       ---------

Balance - January 1, 1997                                            5,700       $5,700       $1,361,757       (578,288)


Add:  Net Income for the year ended
         December 31, 1997
         Common stock issued for newly
             Incorporated construction
             companies:
         Whitehall Homes at Avalon, Inc.                               200          200           49,800          7,423
         Whitehall Management, Inc.                                  1,000        1,000           84,310

Less:  Cash Withdrawals                                                                         (508,932)

          Sub-Chapter "S" distributions to
          Stockholders                                                                                         (123,508)
                                                                     -----        -----        ---------     ----------

Balance - December 31, 1997                                          6,900        6,900          986,935       (694,373)

Add:   Cash contribution by stockholders                                                         287,606

Less:  Sub-Chapter "S" distributions to
           Stockholders                                                                                        (556,068)
           Net (Loss) for the year ended
           December 31, 1998                                                                                    (69,853)
                                                                     -----        -----        ---------     ----------

Balance - December 31, 1998                                          6,900        6,900        1,274,541     (1,320,294)
                                                                     =====        =====        =========     ==========




The accompanying Notes are an integral part of the Combined Financial
Statements.

                          ALEX N. CHAPLAN & ASSOCIATES

                 WHITEHALL HOMES, INC. AND AFFILIATED COMPANIES
                            PRO FORMA BALANCE SHEET
                             AS OF JANUARY 1, 1999


                                                         Balance        Increase     Balance
                                                       December 31,     to Fair     January 1,
                                                           1998          Value         1999
                                                       -----------     ----------   -----------

Assets:

Cash on hand and in banks                              $   276,513     $       --    $  276,513

Accounts and Notes Receivable:
     Affiliates                                             60,139             --        60,139
     Stockholders                                          278,833             --       278,833

Investments                                                      2             --             2

Land and Development Costs                               1,413,126      2,544,573     3,957,699
Work in Progress-Homes and Models                        1,956,207      1,250,000     3,206,207

Property and Equipment                                     616,087        400,000     1,016,087
Accumulated Depreciation                                  (218,458)       218,458             0
                                                       -----------     ----------    ----------

           Total Property and Equipment                    397,629        618,458     1,016,087
                                                       -----------     ----------    ----------

Other Assets                                               111,911             --       111,911
                                                       -----------     ----------    ----------

           Total Assets                                $ 4,494,360     $4,413,031    $8,907,391
                                                       ===========     ==========    ==========

Liabilities and Stockholders' Equity

Accounts Payable                                       $   543,732     $       --    $  543,732
Customers' Deposits                                        736,963             --       736,963
Due to Stockholder                                         331,987             --       331,987
Due to Affiliates                                          299,397             --       299,397
Note and Loans Payable -
     Financial Institutions                              2,621,134             --     2,621,134
Note Payable - Stockholders                                      0      2,500,000     2,500,000
                                                       -----------     ----------    ----------

                                                         4,533,213      2,500,000     7,033,213
                                                       -----------     ----------    ----------

Stockholders' Equity

Net Stockholders' Equity
     Whitehall Homes, Inc. and Related Companies
           Common stock Exchanged for the
           Common Stock of Whitehall Homes II, Inc.        (38,853)     1,913,031     1,874,178
                                                       -----------     ----------    ----------

                       Total Liabilities and Stock-
                         holders' Equity               $ 4,494,360     $4,413,031    $8,907,391
                                                       ===========     ==========    ==========




The accompanying Notes are an integral part of the Combined Financial
Statements

                          ALEX N. CHAPLAN & ASSOCIATES

                 WHITEHALL HOMES, INC. AND AFFILIATED COMPANIES
                          AND WHITEHALL HOMES II, INC.
                 AS OF DECEMBER 31, 1997 AND DECEMBER 31, 1998


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of  Combination:


         The Combined Financial Statements include the assets, liabilities, income and expense accounts of the following listed companies after elimination of all significant inter-company accounts and transactions:


    Whitehall Homes, Inc.               Fairway Lakes Homes, Inc.
    U-Store It, Inc.                    Whitehall Homes At Maple Hammock, Inc.
    Whitehall Homes At Avalon, Inc.     Whitehall Management, Inc.
    Bermuda Development Corporation     Beekman Village Development Corporation
    Whitehall Associates, Inc.


         Property and Equipment is depreciated over the estimated useful lives of the assets using the straight-line method. Expenditures for maintenance, repairs, renewals and betterments, which do not materially prolong useful lives of the assets are charged to income as incurred. The cost of property retired or sold and the related accumulated depreciation is removed from the accounts and any gain or loss from sales is recorded as income.


NOTE 2 - DESCRIPTION OF THE BUSINESS


         Whitehall Homes, Inc. and Affiliated Companies were originally formed in 1985 by the major stockholders to develop land and construct single family and/or multi-family housing either in their own affiliated companies or in joint ventures with others. All project costs are recorded on a specific job basis. All properties are carried at the lower of carrying amount or fair value less cost to sell. Project costs of real estate projects may be direct or indirect. Direct costs that are related to the acquisition development, and construction of a real estate project are capitalized as project costs.

                          ALEX N. CHAPLAN & ASSOCIATES

                 WHITEHALL HOMES, INC. AND AFFILIATED COMPANIES
                          AND WHITEHALL HOMES II, INC.
                 AS OF DECEMBER 31, 1997 AND DECEMBER 31, 1998


NOTES TO THE COMBINED FINANCIAL STATEMENTS:

NOTE 2 - DESCRIPTION OF THE BUSINESS (Continued)


         Indirect costs of real estate projects that can be identified clearly to specific projects under development or construction are capitalized as project costs, or allocated to several real estate projects under development or construction on a reasonable basis. Indirect costs on real estate projects not under development or construction are expensed as incurred, including general and administrative expenses.


NOTE 3 - DEBT

         The companies were indebted to various lending institutions as follows:

                                                                     December 31,
                                                                     ------------
                                                                  1997          1998
                                                               ----------    ----------
Land and Land Development Loans - secured by land and
land improvements prior to building activities:
  Bermuda Development Corp-Interest
     @ 1% to 1.50% over prime rate                             $  553,672    $  316,000
  Whitehall Homes at Avalon, Inc.
     Interest @1.00% over prime rate                                  -0-        81,100
                                                               ----------    ----------
                                                               $  553,672    $  391,100
                                                               ==========    ==========
Construction Loans - secured by specific homes under
construction, interest at 1.00% to 1.50% over prime rate,
maximum loans may net exceed $3,087,400 at
December 31, 1998. Payable upon sale of homes                  $  558,642    $1,168,203
                                                               ==========    ==========

Notes Payable:
  Secured by mortgage on land and buildings, Interest
      at 1.50% over prime rate. Payable on a 20 year
      schedule, all due and payable on February 26, 2006       $  377,393    $  367,744
  Installment Notes - secured by computer equipment and
      loader, due April 2002                                       73,503        52,269
  Secured by mortgage on U-Store It, Inc. land, payable to
      three individuals upon sale. Interest @12.00%               300,000       300,000
  Unsecured line of credit payable to bank, interest @1.50%
      over prime rate guaranteed by stockholders                  183,649        41,818

  Unsecured note; interest @ 1% over prime rate                   180,077       200,000
  Unsecured note; interest @2.25% over prime rate; due
      September 2, 1999                                           100,000       100,000
                                                               ----------    ----------
                                                               $1,214,622    $1,061,831
                                                               ==========    ==========

                          ALEX N. CHAPLAN & ASSOCIATES

                WHITEHALL HOMES, INC. AND AFFILIATED COMPANIES
                          AND WHITEHALL HOMES II, INC.
                 AS OF DECEMBER 31, 1997 AND DECEMBER 31, 1998


NOTES TO THE COMBINED FINANCIAL STATEMENTS:

NOTE 4 - INCOME TAXES

         The former stockholders of the companies had elected to be taxed under the provisions of Sub Chapter S of the United States Internal Revenue Code and as a result, the Corporations were not liable for Federal Income Taxes for the periods herein.


NOTE 5 - PERVASIVENESS OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumption that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.


NOTE 6 - COMMITMENTS AND CONTINGENCY:

         Whitehall Homes, Inc. and its eight affiliated companies have secured various lines of credit with financial institutions. The major stockholders has guaranteed certain loans and/or assigned a life insurance policy as security.


NOTE 7 - SUBSEQUENT EVENTS:


         On June 17, 1999, the closing date, but effective January 1, 1999, Whitehall Homes II, Inc. entered into a definitive agreement to acquire all of the outstanding capital stock of Whitehall Homes, Inc., U-Store It, Inc., Whitehall Homes at Avalon, Inc., Bermuda Development Corporation, Whitehall Associates, Inc., Fairway Lakes Homes, Inc., Whitehall Homes at Maple Hammock, Inc., Whitehall Management, Inc., and Beekman Village Development Corporation. The agreed purchase price consists of a promissory note in the amount of $2,500,000, bearing interest at the rate of seven percent (7%) per annum, all interest and principal paid in seven (7) years from the date of execution and delivery; and (b) the issuance of the common stock of Whitehall Homes II, Inc.

         The acquisition was accounted for under the purchase method, whereby the purchase price was allocated to the underlying assets and liabilities on their estimated fair value. No goodwill is expected to result from this transaction.

The details of this transaction are included in the attached Pro Forma Balance Sheet as of January 1, 1999.

                          ALEX N. CHAPLAN & ASSOCIATES

                 WHITEHALL HOMES, INC. AND AFFILIATED COMPANIES
                          AND WHITEHALL HOMES II, INC.
                 AS OF DECEMBER 31, 1997 AND DECEMBER 31, 1998



NOTES TO THE COMBINED FINANCIAL STATEMENTS:


NOTE 7 - SUBSEQUENT EVENTS (Continued):


         The Stockholders of Cambridge Universal Corporation met on June 17, 1999 and approved the following resolution and actions of their Board of
Directors:

         1. Approved a reverse stock split of 1 common share for each 3 common shares outstanding.

         2. Approved the exchange of 4,608,268 of post reverse stock split shares for all the issued and outstanding common shares of Whitehall Homes II, Inc. thereby making Whitehall Homes II, Inc. a wholly owned subsidiary.

         3. Approved the change of the corporate domicile from the state of Colorado to the state of Florida.

         4.       Approved the change of the corporate name to Whitehall
                  Limited, Inc.

         5. Approved the effective date of these resolutions to be retroactive to January 1, 1999.

                          ALEX N. CHAPLAN & ASSOCIATES